                                            Filed Pursuant to Rule No. 424(b)(2)
                                                      Registration No. 333-66931

          Prospectus Supplement to Prospectus dated January 26, 1999.

                              4,500,000 Common Units
                      Representing Limited Partner Interests

                    [KINDER MORGAN ENERGY PARTNERS, L.P. LOGO]

                             ----------------------

     The units are listed on the New York Stock Exchange under the symbol "KMP." The last reported sale price of the units on the New York Stock Exchange on March 28, 2000 was $39.75 per unit.

     See "Risk Factors" beginning on page 2 of the accompanying prospectus to read about factors you should consider before buying units.

                             ----------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT AND ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ----------------------

                                                              Per Unit           Total
                                                              --------           -----
Initial price to public.....................................  $ 39.75         $178,875,000
Underwriting discount.......................................  $  1.69         $  7,605,000
Proceeds, before expenses, to Kinder Morgan Energy Partners,
  L.P.......................................................  $ 38.06         $171,270,000

                             ----------------------

     To the extent that the underwriters sell more than 4,500,000 units, the underwriters have the option to purchase up to an additional 675,000 units from Kinder Morgan Energy Partners, L.P. at the initial price to public less the underwriting discount.

                             ----------------------

     The underwriters expect to deliver the units against payment in New York, New York on April 3, 2000.

GOLDMAN, SACHS & CO.
                            PAINEWEBBER INCORPORATED
                                                            SALOMON SMITH BARNEY
                             ----------------------

                  Prospectus Supplement dated March 28, 2000.

            [BAR GRAPH OF DISTRIBUTIONS PER UNIT, 1996 THROUGH 1999]

                  [BAR GRAPH OF NET INCOME 1996 THROUGH 1999]

            [MAP OF KINDER MORGAN ENERGY PARTNERS, L.P. PROPERTIES]

                         PROSPECTUS SUPPLEMENT SUMMARY

     This summary highlights information appearing in other sections of this prospectus supplement or the accompanying prospectus. It may not contain all of the information that is important to you. This prospectus supplement and the accompanying prospectus include or incorporate by reference information about this offering, our business and our financial and operating data. Before making an investment decision, we encourage you to read the entire prospectus supplement and the accompanying prospectus carefully, including the "Risk Factors" section and the financial statements and the footnotes to those statements which are incorporated by reference.

                      KINDER MORGAN ENERGY PARTNERS, L.P.

     We are a Delaware limited partnership formed in August 1992. We are the largest publicly-traded pipeline master limited partnership in the United States and have the second largest products pipeline system based on volumes delivered. Our operations are grouped into four reportable business segments. These segments and their major assets are as follows:

     - Pacific operations, consisting of:

          - approximately 3,300 miles of pipelines which transport over one million barrels per day of refined petroleum products to some of the faster growing population centers in the United States, including Los Angeles, San Diego and Orange County, California; the San Francisco Bay area; Las Vegas, Nevada and Tucson and Phoenix, Arizona;

          - 13 truck-loading terminals with an aggregate usable tankage capacity of approximately 8.2 million barrels; and

          - a 50% interest in the Colton Processing Facility, a petroleum pipeline transmix processing facility located in Colton, California;

     - Mid-Continent operations, consisting of products pipelines and joint venture projects including:

          - the North System, a 1,600 mile pipeline that transports natural gas liquids and refined petroleum products between south central Kansas and the Chicago area and various intermediate points, including eight terminals;
          - a 51% interest in Plantation Pipe Line Company, which owns and operates a 3,100 mile refined petroleum products pipeline system throughout the southeastern United States;

          - a 20% limited partner interest in Shell CO(2) Company, Ltd. which transports, markets and produces carbon dioxide for use in enhanced oil recovery operations in the continental United States; on March 9, 2000, we announced a definitive agreement to acquire the remaining 80% interest in Shell CO(2) Company;

          - the Cypress Pipeline, which transports natural gas liquids from Mont Belvieu, Texas to a major petrochemical producer in Lake Charles, Louisiana;

          - transmix operations, which include the processing and marketing of petroleum pipeline transmix along the Atlantic Coast via two transmix processing plants;

          - a 50% interest in the Heartland Pipeline Company, which ships refined petroleum products in the Midwest; and

          - the Painter Gas Processing Plant, a natural gas processing plant, fractionator and natural gas liquids terminal with truck and rail loading facilities; the Painter Plant is leased to BP Amoco under a long-term arrangement;

     - Natural gas operations, consisting of assets acquired in late 1999, including:

          - Kinder Morgan Interstate Gas Transmission LLC, which owns a 6,700 mile natural gas pipeline, including the Pony Express pipeline facilities, that extends from northwestern Wyoming east into Nebraska and Missouri and south through Colorado and Kansas;

          - a 66 2/3% interest in Trailblazer Pipeline Company, which transmits natural gas from Colorado through southeastern Wyoming to Beatrice, Nebraska; and

          - a 49% interest in Red Cedar Gathering Company, which gathers natural gas in La Plata County, Colorado and owns and operates a carbon dioxide processing plant;

       and

     - Bulk terminals, consisting of over 20 owned or operated bulk terminal facilities, including:

          - coal terminals located in Cora, Illinois; Paducah, Kentucky; Newport News, Virginia; Mount Vernon, Indiana; and Los Angeles, California;

          - petroleum coke terminals located on the lower Mississippi River and along the west coast of the United States; and

          - other bulk terminals handling alumina, cement, salt, soda ash, fertilizer and other dry bulk materials.

BUSINESS STRATEGY

     Management's objective is to operate Kinder Morgan Energy Partners as a low-cost, growth-oriented master limited partnership by:

     - reducing operating expenses;

     - better utilizing and expanding our asset base; and

     - making selective, strategic acquisitions that will increase unitholder distributions. Management has announced that we intend to spend approximately $1 billion for acquisitions annually.

     Kinder Morgan Energy Partners primarily transports and/or handles products for a fee and largely is not engaged in the purchase and resale of commodity products. As a result, Kinder Morgan Energy Partners does not face significant risks relating directly to shifts in commodity prices.

     Pacific Operations. We plan to continue to expand our presence in the rapidly growing refined products market in the western United States through incremental expansions of the Pacific operations and through acquisitions that increase unitholder distributions. In May 1999, we completed an expansion of our southern California products pipeline system. The expansion involved construction of 13 miles of 16-inch diameter pipeline from Carson, California to Norwalk, California, and increased the capacity of the West Line Southern California products pipeline system from 340,000 barrels per day to 520,000 barrels per day, an increase of over 50%.

     Mid-Continent Operations. Because the North system serves a relatively mature market, we intend to focus on increasing throughput within the system by remaining a reliable, cost-effective provider of transportation services and by continuing to increase the range of products transported and services offered. Management believes favorable demographics in the southeastern United States will serve as a platform for increased use and expansion of Plantation's pipeline system, which serves major metropolitan areas including Birmingham, Alabama; Atlanta, Georgia; Charlotte, North Carolina; and the Washington, D.C. area.

     For the Shell CO(2) Company, our Permian Basin strategy is to offer customers "one-stop shopping" for carbon dioxide supply, transportation and technical support service. Outside the Permian Basin, Shell CO(2) Company intends to compete aggressively for new supply and transportation projects. Management believes these projects will arise as other U.S. oil producing basins mature and make the transition from primary production to enhanced recovery methods.

     The acquisition of the transmix operations, in September 1999, strengthened our existing transmix processing business and added fee-based services related to our core refined products pipeline business.

     Natural Gas Operations. Kinder Morgan Interstate Gas Transmission also serves a stable, mature market, and thus we are focused on reducing costs and securing throughput for this pipeline. New measurement systems and other improvements will aid in managing expenses. We will explore expansion and storage opportunities to increase utilization levels. Shippers have expressed interest in expanding the Trailblazer Pipeline Company pipeline, which we will pursue if we can obtain commitments for the additional capacity. Red Cedar Gathering Company, a partnership with the Southern Ute Indian Tribe, is pursuing gathering and processing opportunities on tribal land.

     Bulk Terminals. We are dedicated to growing our bulk terminal business and have a target of investing $100 to $200 million annually in our bulk terminals business. We will make investments to expand and improve existing facilities, particularly those facilities that handle low-sulfur western coal. We will also consider making selective acquisitions that increase unitholder distributions. Additionally, we plan to design, construct and operate new facilities for current and prospective customers. Management believes we can use newly acquired or developed facilities to leverage our operational expertise and customer relationships.

     The address of our principal executive offices is 1301 McKinney Street, Suite 3450, Houston, Texas 77010 and our telephone number at this address is
(713) 844-9500. Our limited partner interests trade under the New York Stock Exchange symbol "KMP."

                              RECENT DEVELOPMENTS

SHELL CO(2) COMPANY

     On March 9, 2000, we announced we had reached a definitive agreement to increase our interest in Shell CO(2) Company to 100% by acquiring a 78% limited partner interest and a 2% general partner interest from affiliates of Shell Exploration & Production Company. We currently own a 20% limited partner interest in Shell CO(2) Company. The transaction price is $185.5 million, and closing is expected to occur in April 2000. After the transaction closes, we will change the name of Shell CO(2) Company to Kinder Morgan CO(2) Company. Shell CO(2) Company is the largest transporter and marketer of carbon dioxide in the United States, currently delivering approximately 400 million cubic feet per day. Carbon dioxide flooding is a proven technology for increasing the production of oil reserves.

MILWAUKEE AND DAKOTA BULK TERMINALS

     On February 7, 2000, we announced our acquisition of all of the shares of the capital stock of Milwaukee Bulk Terminals, Inc. and Dakota Bulk Terminal, Inc., both Wisconsin corporations, for 574,172 units. The effective date of the acquisitions was January 1, 2000, and going forward from that date, we will include the activities of these two terminals as part of our bulk terminals business segment.

TRANSFERRED ASSETS

     Effective December 31, 1999, Kinder Morgan, Inc. transferred over $700 million of assets to us for $330 million and the issuance of 9.81 million of our units representing limited partner interests. We financed a portion of the $330 million through Kinder Morgan, Inc. and we plan to repay that amount by the end of the first quarter of

2000. Assets included in the transfer were Kinder Morgan Interstate Gas Transmission LLC, formerly K N Interstate Gas Transmission Co., an additional
33 1/3% interest in Trailblazer Pipeline Company and a 49% interest in Red Cedar Gathering Company. We agreed as part of the asset transfer to fund the $330 million through debt incurred by us and to not take certain actions with respect to the debt that could cause adverse tax consequences to Kinder Morgan, Inc.

     Effective November 30, 1999, we acquired our initial 33 1/3% interest in Trailblazer Pipeline Company for $37.6 million.

TRANSMIX FACILITIES

     On September 10, 1999, we acquired certain net assets, including two transmix processing plants, for $18.25 million and the issuance of 510,147 units. The acquired transmix processing facilities are located in Richmond, Virginia and Dorsey Junction, Maryland. These assets currently comprise our Mid-Continent operations' transmix operations.

DEBT OFFERING

     In a separate offering that closed on March 22, 2000, we sold only to qualified institutional buyers, as defined in Rule 144A under the Securities Act, a total of $400 million of our senior debt securities.

                                 OUR STRUCTURE

     The following chart depicts our organization and ownership. Kinder Morgan G.P., Inc. holds a 1.0101% general partner interest and we hold a 98.9899% limited partnership interest in each entity marked with an asterisk. Santa Fe Pacific Pipelines, Inc. owns a 0.5% special limited partnership interest in SFPP, L.P.

             [GRAPH DEPICTING ORGANIZATION AND OWNERSHIP STRUCTURE]

         o Mid-Continent operations   o Cora coal terminal         o Bulk terminals             o Pacific operations
         o Natural gas operations     o Painter plant

     Although owned by Kinder Morgan Operating L.P. "B":

     - the Cora coal terminal is part of our bulk terminals; and

     - the Painter plant is part of our Mid-Continent operations.

                                  THE OFFERING

Title......................  Common units representing limited partner interests.

Securities Offered.........  4,500,000 units assuming the underwriters'
                             over-allotment option is not exercised.

Units Outstanding after the
  Offering.................  64,212,109 units if the underwriters'
                             over-allotment option is not exercised.

                             If the underwriters' over-allotment is exercised in full:

                                  - 675,000 additional units will be issued; and

                                  - 64,887,109 units will be outstanding.

Price......................  $39.75 for each common unit representing a limited partner interest.

New York Stock Exchange
  Trading Symbol...........  KMP

Use of Proceeds............  We estimate that we will receive approximately $171 million from the sale of the units or $196 million if the underwriters' over-allotment option is exercised in full, in each case, after deducting underwriting discounts and commissions and offering expenses. We intend to use the net proceeds:

                                  - to partially fund our acquisition of Shell
                                    CO(2) Company;

                                  - to reduce borrowings under our commercial
                                    paper program; and

                                  - for other general partnership purposes.

                SUMMARY HISTORICAL FINANCIAL AND OPERATING DATA

     Our summary historical consolidated income statement and balance sheet data shown below are derived from our financial statements and the notes to the financial statements.

     Our summary historical consolidated financial data should be read:

     - with the understanding that the current management of Kinder Morgan G.P., Inc. was elected after the acquisition of Enron Liquids Pipeline Company, the predecessor to Kinder Morgan G.P., Inc., in February 1997 and was unable to influence our activities prior to that date;

     - together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in our Annual Report on Form 10-K for the fiscal year ended December 31, 1999, incorporated by reference; and

     - together with our financial statements and their notes included in our Annual Report on Form 10-K for the fiscal year ended December 31, 1999, incorporated by reference.

     Net income per unit before extraordinary charge is adjusted for the two-for-one split of units on October 1, 1997. Net income before extraordinary charge per unit was computed by dividing the net income before extraordinary charge allocated to holders of units by the weighted average number of units outstanding during the period. The Pacific operations' volumes reflect Kinder Morgan Energy Partners' acquisition of its Pacific operations on March 6, 1998. The Mid-Continent operations' volumes include only the volumes for the North system and the Cypress pipeline. The bulk terminals' transport volumes represent the volumes:

     - of the Cora terminal, excluding ship or pay volumes of 252 thousands tons for 1996;

     - of the Grand Rivers terminal from September 1997;

     - of Kinder Morgan Bulk Terminals, Inc. from July 1, 1998; and

     - of the Pier IX and Shipyard River terminals from December 18, 1998.

     The financial data for the year ended December 31, 1999, includes the results of operations for:

     - our increase to a 51% interest in Plantation Pipe Line Company from June 16, 1999;

     - Mid-Continent's transmix operations from September 10, 1999; and

     - our initial 33 1/3% interest in Trailblazer Pipeline Company from November 30, 1999.

     The financial data for the year ended December 31, 1999, includes the balance sheet data, but not the results of operations since these assets were acquired effective as of December 31, 1999, for:

     - Kinder Morgan Interstate Gas Transmission LLC;

     - our additional 33 1/3% interest in Trailblazer Pipeline Company; and

     - our 49% interest in Red Cedar Gathering Company.

     The financial data for the year ended December 31, 1998, includes the results of operations for:

     - the Pacific operations from March 6, 1998;

     - Kinder Morgan Bulk Terminals, Inc. from July 1, 1998; and

     - our initial 24% interest in Plantation Pipe Line Company from September 15, 1998.

                SUMMARY HISTORICAL FINANCIAL AND OPERATING DATA

                                                                YEAR ENDED DECEMBER 31,
                                                --------------------------------------------------------
                                                   1999         1998        1997       1996       1995
                                                ----------   ----------   --------   --------   --------
                                                   (IN THOUSANDS, EXCEPT PER UNIT AND OPERATING DATA)
INCOME AND CASH FLOW DATA:
Revenues......................................  $  428,749   $  322,617   $ 73,932   $ 71,250   $ 64,304
Cost of product sold..........................      16,241        5,860      7,154      7,874      8,020
Operating expense.............................     111,275       77,162     17,982     22,347     15,928
Fuel and power................................      31,745       22,385      5,636      4,916      3,934
Depreciation and amortization.................      46,469       36,557     10,067      9,908      9,548
General and administrative....................      35,612       39,984      8,862      9,132      8,739
                                                ----------   ----------   --------   --------   --------
Operating income..............................     187,407      140,669     24,231     17,073     18,135
Earnings from equity investments..............      42,918       25,732      5,724      5,675      5,755
Amortization of excess cost of equity
  investments.................................      (4,254)        (764)        --         --         --
Interest expense..............................     (54,336)     (40,856)   (12,605)   (12,634)   (12,455)
Interest income and other, net................      22,988       (5,992)      (353)     3,129      1,311
Income tax (provision) benefit................      (9,826)      (1,572)       740     (1,343)    (1,432)
                                                ----------   ----------   --------   --------   --------
Net income before extraordinary charge........     184,897      117,217     17,737     11,900     11,314
Extraordinary charge..........................      (2,595)     (13,611)        --         --         --
                                                ----------   ----------   --------   --------   --------
Net income....................................  $  182,302   $  103,606   $ 17,737   $ 11,900   $ 11,314
                                                ==========   ==========   ========   ========   ========
Net income per unit before extraordinary
  charge......................................  $     2.63   $     2.09   $   1.02   $   0.90   $   0.85
                                                ==========   ==========   ========   ========   ========
Net income per unit...........................  $     2.57   $     1.75   $   1.02   $   0.90   $   0.85
                                                ==========   ==========   ========   ========   ========
Per unit cash distribution paid...............  $     2.78   $     2.39   $   1.63   $   1.26   $   1.26
                                                ==========   ==========   ========   ========   ========
Additions to property, plant and equipment....  $   82,725   $   38,407   $  6,884   $  8,575   $  7,826

BALANCE SHEET DATA (AT PERIOD END):
Net property, plant and equipment.............  $2,578,313   $1,763,386   $244,967   $235,994   $236,854
Total assets..................................  $3,228,738   $2,152,272   $312,906   $303,603   $303,664
Long-term debt, including current portion.....  $1,198,301   $  611,571   $146,824   $160,211   $156,938
Partners' capital.............................  $1,774,798   $1,360,663   $150,224   $118,344   $123,116

OPERATING DATA:
Pacific operations -
    Mainline delivery volumes (thousands of
      barrels)................................     375,663      307,997         --         --         --
    Other delivery volumes (thousands of
      barrels)................................      10,025       17,957         --         --         --
Mid-Continent operations -
    Delivery volumes (thousands of barrels)...      50,124       44,783     46,309     46,601     41,613
Bulk terminals -
    Transport volumes (thousands of tons).....      39,190       24,016      9,087      6,090      6,486

                          UNAUDITED PRO FORMA COMBINED
                              STATEMENTS OF INCOME

     The following unaudited pro forma combined statements of income have been prepared from our historical financial statements to give effect to:

     - our acquisition from Kinder Morgan, Inc. effective as of December 31, 1999, of Kinder Morgan Interstate Gas Transmission LLC, a 33 1/3% interest in Trailblazer Pipeline Company and a 49% interest in Red Cedar Gathering Company in exchange for 9,810,000 common units and $330 million in cash; and

     - our acquisition from Columbia Gulf Transmission Company on November 30, 1999, of a 33 1/3% interest in Trailblazer Pipeline Company for $37.6 million in cash.

     The unaudited pro forma combined statements of income reflect adjustments as if the above acquisitions had occurred on January 1, 1999. The pro forma adjustments reflected in the accompanying unaudited pro forma combined statements of income were prepared using the purchase method of accounting. The pro forma adjustments are based on preliminary estimates, contractual obligations and certain assumptions that we believe are reasonable under the circumstances.

     The column entitled "Kinder Morgan Energy Partners Historical" includes earnings from equity investments from our 33 1/3% interest in Trailblazer Pipeline Company acquired on November 30, 1999.

     The column entitled "Acquired Assets Historical" consists of the historical results of operations of Kinder Morgan Interstate Gas Transmission LLC, a
33 1/3% equity interest in Trailblazer Pipeline Company and a 49% equity interest in Red Cedar Gathering Company for the year ended December 31, 1999.

     The Trailblazer consolidating adjustments consist of the adjustments required to consolidate the results of operations of Trailblazer.

     The pro forma adjustments to operating expenses and general and administrative expenses reflect reductions that are contractually guaranteed under the terms of an agreement whereby Kinder Morgan, Inc. will continue to operate, on our behalf, Kinder Morgan Interstate Gas Transmission LLC.

     The pro forma adjustments to depreciation and amortization reflect:

     - the reductions in estimated depreciation expense as a result of the reduced cost of property, plant and equipment; and

     - an adjustment to include a full year of depreciation for Kinder Morgan Interstate Gas Transmission LLC, because Kinder Morgan Interstate Gas Transmission LLC was accounted for as a discontinued operation by Kinder Morgan, Inc. for a portion of 1999.

     The pro forma adjustments to the amortization of excess cost of equity investments reflect the amortization of the excess cost of our investment in Red Cedar Gathering Company over our share of the book value of the underlying net assets of Red Cedar Gathering Company.

     The pro forma adjustment to interest, net reflects the reversal of Kinder Morgan Interstate Gas Transmission LLC's historical interest expense and the incremental interest expense on the additional $367.6 million in debt incurred with respect to the acquisitions at a rate of 6.17%, our average borrowing rate for 1999.

     The pro forma adjustments to minority interest, general partner's interest in net income and limited partners' net income give effect to the allocation of pro forma net income to the general partner and the limited partners resulting from the utilization of partnership sharing ratios.

     The general partner's interest in net income includes incentive distributions the general partner would have received based on total distributions. These incentive distributions are greater under the pro forma statements due to our announced $0.05 increase in per unit quarterly distributions resulting from cash flow attributable to all of the acquired interests and the issuance of the 9,810,000 common units to Kinder Morgan, Inc. as consideration for the acquired interests.

     The pro forma adjustment to income tax benefit (expense) reflects the reversal of Kinder Morgan Interstate Gas Transmission LLC's historical income tax expense.

     Merger-related and severance costs in the column entitled "Acquired Assets Historical" are non-recurring, allocated expenses related to the acquisition by K N Energy, Inc. of Kinder Morgan, Inc. These non-recurring expenses have been reversed in the column entitled "Pro Forma Adjustments" as they are unrelated to the financial performance of the acquired assets and unrelated to the transfer of the acquired assets from Kinder Morgan, Inc. to Kinder Morgan Energy Partners.

     The unaudited pro forma combined statements of income do not purport to present the results of operations of Kinder Morgan Energy Partners had the assumed acquisitions and assumed events occurred on the dates specified, nor are they necessarily indicative of the results of operations that may be achieved in the future. The unaudited pro forma combined statements of income do not give effect to any operating efficiencies or cost savings that may be realized as a result of the acquisitions, primarily related to reduction of duplicative operating, general and administrative expenses, other than those cost savings which are contractually guaranteed.

     The unaudited pro forma combined statements of income should be read in conjunction with the historical financial statements, including the related notes which are included in our Annual Report on Form 10-K for the fiscal year ended December 31, 1999, incorporated by reference.

                UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME
                     TWELVE MONTHS ENDED DECEMBER 31, 1999
                    (IN THOUSANDS, EXCEPT PER UNIT AMOUNTS)

                                                  KINDER MORGAN
                                                     ENERGY        ACQUIRED     TRAILBLAZER
                                                    PARTNERS        ASSETS     CONSOLIDATING               PRO FORMA    PRO FORMA
                                                   HISTORICAL     HISTORICAL    ADJUSTMENTS    COMBINED   ADJUSTMENTS   COMBINED
                                                  -------------   ----------   -------------   --------   -----------   ---------
Revenues........................................    $428,749       $113,207       $33,711      $575,667    $     --     $575,667
Costs and expenses
 Operating expenses.............................     143,107         37,333         2,827      183,267      (12,514)     170,753
 Depreciation and amortization..................      46,469         16,985        16,973       80,427       (4,710)      75,717
 General and administrative.....................      35,612          9,566            --       45,178       (3,516)      41,662
 Taxes, other than income taxes.................      16,154          4,608           879       21,641           --       21,641
 Merger-related and severance costs.............          --          3,054            --        3,054       (3,054)          --
                                                    --------       --------       -------      --------    --------     --------
                                                     241,342         71,546        20,679      333,567      (23,794)     309,773
Operating income................................     187,407         41,661        13,032      242,100       23,794      265,894
Other income (expense)
 Earnings from equity investments...............      42,918         16,280        (3,666)      55,532           --       55,532
 Amortization of excess cost of equity
   investments..................................      (4,254)            --            24       (4,230)      (1,110)      (5,340)
 Interest, net..................................     (52,605)       (27,119)       (2,882)     (82,606)       4,631      (77,975)
 Other, net.....................................      14,085           (248)           --       13,837           --       13,837
 Gain on sale of equity interest and special
   charges......................................      10,063             --            --       10,063           --       10,063
 Minority interest..............................      (2,891)            --        (3,383)      (6,274)        (616)      (6,890)
                                                    --------       --------       -------      --------    --------     --------
Income before income taxes and extraordinary
 charge.........................................     194,723         30,574         3,125      228,422       26,699      255,121
Income tax benefit (expense)....................      (9,826)        (5,948)           --      (15,774)       5,948       (9,826)
                                                    --------       --------       -------      --------    --------     --------
Income before extraordinary charge..............     184,897         24,626         3,125      212,648       32,647      245,295
Extraordinary charge on early extinguishment of
 debt...........................................      (2,595)            --            --       (2,595)          --       (2,595)
                                                    --------       --------       -------      --------    --------     --------
Net income......................................    $182,302       $ 24,626       $ 3,125      $210,053    $ 32,647     $242,700
                                                    ========       ========       =======      ========    ========     ========
Calculation of limited partners' interest in
 income before extraordinary item:
Income before extraordinary charge..............    $184,897                                                 60,398      245,295
Less: general partner's interest in net
 income.........................................     (56,273)                                               (22,793)     (79,066)
                                                    --------                                               --------     --------
Limited partners' net income before
 extraordinary item.............................     128,624                                                 37,605      166,229
Less: extraordinary charge on early
 extinguishment of debt.........................      (2,595)                                                    --       (2,595)
                                                    --------                                               --------     --------
Limited partners' net income....................    $126,029                                                 37,605      163,634
                                                    ========                                               ========     ========
Net income per unit before extraordinary
 charge.........................................    $   2.63                                                   0.20         2.83
                                                    ========                                                            ========
Extraordinary charge per unit...................    $  (0.06)                                                  0.01        (0.05)
                                                    ========                                                            ========
Net income per unit.............................    $   2.57                                                   0.21         2.78
                                                    ========                                                            ========
Declared distribution per unit..................    $   2.85                                                   0.20         3.05
                                                    ========                                                            ========
Number of units used in computation.............      48,974                                                  9,810       58,784
                                                    ========                                                            ========

                            SUMMARY OF RISK FACTORS

The following risk factors can be found beginning on page 2 of the accompanying prospectus:

     - Pending Federal Energy Regulatory Commission and California Public Utilities Commission proceedings seek substantial refunds and reductions in tariff rates on some of our pipelines.

     - Our rapid growth may cause difficulties integrating new operations.

     - Our debt securities are subordinated to SFPP, L.P.'s debt.

     - Unitholders may have negative tax consequences if a default on debt or sale of assets occurs.

     - Our debt instruments may limit our financial flexibility.

     - Restrictions on our ability to prepay SFPP, L.P.'s debt may limit our financial flexibility.

     - We generally do not own the land on which our pipelines are constructed and we are subject to the possibility of increased costs for the loss of land use.

     - Environmental regulation significantly affects our business.

     - Competition could ultimately lead to lower levels of profits and lower our cash flow.

     - Our partnership agreement and state partnership law limit the rights of unitholders.

The risk factors beginning on page 23 of our Annual Report on Form 10-K for the fiscal year ended December 31, 1999, include the additional risk factor relating to conflicts of interest that could arise between us and the parent of our general partner.

                                USE OF PROCEEDS

     We expect the net proceeds from this offering of units to be approximately $171 million, or $196 million if the underwriters' over-allotment option is exercised in full, in each case after deducting underwriting discounts and our estimated expenses of the offering.

We will use these proceeds:

     - to partially fund our acquisition of Shell CO(2) Company;

     - to reduce borrowings under our commercial paper program, with maturities all under 30 days and interest rates that approximate 6%, which were primarily used for working capital purposes; and

     - for other general partnership purposes.

                                 CAPITALIZATION

     The following table sets forth our actual capitalization as of December 31, 1999, and our capitalization as adjusted to give effect to:

     - the issuance of the units we are selling in this offering at the issue price of $39.75;

     - the sale of $400 million of our notes in an offering that closed on March 22, 2000; and
     - the application of the net proceeds from both this unit offering and our notes offering.

     See "Use of Proceeds."

                                                                 December 31, 1999
                                                              ------------------------
                                                                            Pro Forma
                                                              Historical   As Adjusted
                                                              ----------   -----------
                                                                   (in thousands)
Current portion of long-term debt...........................     209,200            0
Long-term debt..............................................     989,101    1,029,536
Minority interest...........................................      48,299       48,299
Partner's capital
  Common units, 59,137,137 issued and outstanding,
     historical; 4,500,000 units issued pursuant to this
     offering; 63,637,137 units issued and outstanding,
     after this offering as adjusted........................   1,759,142    1,929,912
  General partner interest..................................      15,656       15,651
                                                              ----------    ---------
Total partner's capital.....................................   1,774,798    1,945,563
                                                              ----------    ---------
Total capitalization........................................   3,021,398    3,023,398
                                                              ==========    =========

The unit numbers do not include:

     - the 675,000 units subject to the underwriters' option to purchase;

     - the 211,200 units issuable, subject to vesting, upon exercise of options granted by us and outstanding on December 31, 1999;

     - the 574,172 units issued on February 7, 2000, for our acquisition of the Milwaukee and Dakota terminals; and

     - the 800 units issued upon exercise of options since December 31, 1999.

                 PRICE RANGE OF COMMON UNITS AND DISTRIBUTIONS

     The following table sets forth, for the periods indicated, the high and low sale prices per unit, as reported on the New York Stock Exchange, the principal market in which the units are traded, and the amount of cash distributions declared per unit.

                           PRICE RANGE
                       -------------------       CASH
                         HIGH       LOW      DISTRIBUTIONS
                       --------   --------   -------------
2000
First Quarter
  (through March 28,
  2000)..............  $ 44.875   $ 37.625      $    --

1999
First Quarter........  $37.9375   $33.1250      $0.7000
Second Quarter.......   39.0000    33.9375       0.7000
Third Quarter........   45.3750    37.5000       0.7250
Fourth Quarter.......   43.9375    39.6250       0.7250

1998
First Quarter........  $37.8750   $30.1250      $0.5625
Second Quarter.......   38.1250    35.0000       0.6300
Third Quarter........   37.3750    28.5625       0.6300
Fourth Quarter.......   36.9375    29.5625       0.6500

     The last reported sale price of the units on the New York Stock Exchange on March 28, 2000, was $39.75 per unit.

     We paid a quarterly distribution of $.725 per unit for the quarter ended December 31, 1999. We have announced an increase in the quarterly distribution to $.775 for the quarter ended March 31, 2000, to reflect available cash generated by acquisitions of:

     - Kinder Morgan Interstate Gas Transmission LLC;

     - our increased interest in Trailblazer Pipeline Company; and

     - our 49% interest in Red Cedar Gathering Company.

Further, we announced our expected ability to increase the quarterly distribution for the quarter ended June 30, 2000, to $.8125 following the closing of our acquisition of the additional 80% interest in Shell
CO(2) Company, Ltd.

     As of February 29, 2000, there were approximately 35,000 beneficial owners of our units.

                            RECENT TAX DEVELOPMENTS

     The Internal Revenue Service has recently finalized regulations under Sections 743 and 197 of the Internal Revenue Code. We depreciate and amortize the Section 743(b) adjustment attributable to unrealized appreciation in the value of contributed or adjusted property over the remaining cost recovery period for the underlying property, despite its inconsistency with the recently finalized regulations that appear to require that any adjustment attributable to unrealized appreciation in the value of such property to be treated as a newly placed in service asset. If the Internal Revenue Service successfully challenged our method for depreciating or amortizing the Section 743(b) adjustment, the uniformity of units might be affected, and the gain from the sale of units might be increased without the benefit of additional deductions.

     In addition, recently proposed regulations would allow a unitholder disposing of units, who can identify units transferred with an ascertainable holding period, to use the actual holding period of the units transferred, but indicate that the unitholder would maintain a single adjusted tax basis in his units. The Internal Revenue Service has previously ruled that partners in a partnership must maintain a single adjusted basis for their interests. It is not clear how the ruling applies to partners in a publicly traded partnership. If the ruling applies to us or the proposed regulations are finalized in their current form, a unitholder would be unable to select high or low basis units to sell as would be the case with corporate stock. A unitholder considering the purchase of additional units or a sale of units purchased in separate transactions should consult his tax advisor as to the possible consequences of this ruling and application of the proposed regulations.

                                  UNDERWRITING

     We, and the underwriters for this offering named below, have entered into an underwriting agreement with respect to the units being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of units indicated in the following table. Goldman, Sachs & Co., PaineWebber Incorporated and Salomon Smith Barney Inc. are the representatives of the underwriters.

                                  Number of
          Underwriters              Units
          ------------            ---------
Goldman, Sachs & Co.............  1,350,000
PaineWebber Incorporated........  1,350,000
Salomon Smith Barney Inc. ......  1,350,000
A.G. Edwards & Sons, Inc. ......    150,000
First Union Securities, Inc. ...    150,000
Sanders Morris Harris Inc. .....    150,000
                                  ---------
          Total.................  4,500,000
                                  =========

     If the underwriters sell more units than the total number set forth in the table above, the underwriters have an option to buy up to an additional 675,000 units from us to cover the sales. The underwriters may exercise that option for 30 days. If any units are purchased pursuant to this option, the underwriters will severally purchase units in approximately the same proportion as set forth in the table above.

     The following table shows the per unit and total underwriting discounts and commissions to be paid to the underwriters by us. The amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional units.

                                  Paid by
                       Kinder Morgan Energy Partners
                       -----------------------------
                                            Full
                         No Exercise      Exercise
                       ---------------   -----------
Per Unit.............    $     1.69      $     1.69
Total................    $7,605,000      $8,745,750

     Units sold by the underwriters to the public will initially be offered at the initial price to public set forth on the cover of this prospectus supplement. Any units sold by the underwriters to securities dealers may be sold at a discount of up to $1.00 per unit from the initial price to public. Any of the securities dealers may resell any units purchased from the underwriters to other brokers or dealers at a discount of up to $0.10 per unit from the initial price to public. If all the units are not sold at the initial price to public, the underwriters may change the offering price and the other selling terms.

     We, some directors and executive officers of our general partner and, subject to exceptions, the general partner, have agreed with the underwriters not to dispose of or hedge any of the units, securities similar to the units or securities convertible into or exchangeable for the units during the period from the date of this prospectus supplement continuing through the date 90 days after the date of this prospectus supplement, except with the prior written consent of Goldman, Sachs & Co. These agreements do not apply to the acquisition of assets, businesses or the capital stock or other ownership interests of businesses by us in exchange for units, if the recipient of units agrees not to dispose of any units received in connection with the acquisition during that period. These agreements also do not apply to any existing employee benefits plans or unit option plans. We also have agreed not to waive a lock-up in our favor of units held by Kinder Morgan, Inc. for that period.

     In connection with our acquisition on February 7, 2000 of the Milwaukee and Dakota bulk terminals, we issued 574,172 units and agreed to file a registration statement covering these units by March 31, 2000. The holder of 335,897 of these units has agreed to enter into a lock-up agreement in the form described above. Each of the five holders of all these units has agreed with us to retain at least 20% of his units until January 1, 2001 and 10% of his units until January 1, 2002 and not to sell more than 25,000 of his units on any trading day.

     In connection with this offering, the underwriters may purchase and sell units. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of units than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the units while the offering is in progress.

     The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased units sold by it or for the account of such underwriter in stabilizing or short covering transactions.

     These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the units. As a result, the price of the units may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

     We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $500,000.

     We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

     The underwriters have performed investment banking and advisory services for us from time to time for which they have received customary fees and expenses. Goldman, Sachs & Co. also acted as the book-running manager of an offering of our senior debt securities that closed on March 22, 2000. The underwriters may, from time to time in the future, engage in transactions with and perform services for us in the ordinary course of their business.

                                    EXPERTS

     The financial statements incorporated in this prospectus supplement and the accompanying prospectus by reference to Kinder Morgan Energy Partners' Annual Report on Form 10-K for the year ended December 31, 1999, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The financial statements of KN Interstate Gas Transmission Co., the predecessor of Kinder Morgan Interstate Gas Transmission LLC, and Trailblazer Pipeline Company incorporated in this prospectus supplement and the accompanying prospectus by reference to Kinder Morgan Energy Partners' Current Report on Form 8-K dated March 28, 2000, have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The financial statements of Red Cedar Gathering Company incorporated by reference in this prospectus supplement and the accompanying prospectus by reference to Kinder Morgan Energy Partners, L.P.'s Current Report on Form 8-K dated March 28, 2000, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

                                 LEGAL MATTERS

     The validity of the units representing limited partner interests we are offering will be passed upon for us by Bracewell & Patterson, L.L.P., Houston, Texas. Certain legal matters with respect to the units representing limited partner interests will be passed upon for the underwriters by Andrews & Kurth L.L.P., New York, New York.

                           FORWARD-LOOKING STATEMENTS

     This prospectus supplement and the documents incorporated by reference include forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These forward-looking statements are identified as any statement that does not relate strictly to historical or current facts. They use words such as "anticipate," "believe," "intend," "plan," "projection," "forecast," "strategy," "position," "continue," "estimate," "expect," "may," "will," or the negative of those terms or other variations of them or by comparable terminology. In particular, statements, express or implied, concerning future operating results or the ability to generate sales, income or cash flow are forward-looking statements. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. The future results of our company may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results are beyond our ability to control or predict. Specific factors which could cause actual results to differ from those in the forward-looking statements, include:

     - price trends and overall demand for natural gas liquids, refined petroleum products, carbon dioxide, natural gas, coal and other bulk materials in the United States. Economic activity, weather, alternative energy sources, conservation and technological advances may affect price trends and demand;

     - changes in our tariff rates implemented by the Federal Energy Regulatory Commission or the California Public Utilities Commission;

     - our ability to integrate any acquired operations into our existing operations;

     - any difficulties or delays experienced by railroads in delivering products to the bulk terminals;

     - our ability to successfully identify and close strategic acquisitions and make cost saving changes in operations;

     - shut-downs or cutbacks at major refineries, petrochemical plants, utilities, military bases or other businesses that use our services;

     - the condition of the capital markets and equity markets in the United States; and

     - the political and economic stability of the oil producing nations of the world.

You should not put undue reliance on any forward-looking statements.

     See Items 1 and 2 "Business and Properties - Risk Factors" in our Annual Report on Form 10-K for the fiscal year ended December 31, 1999, for a more detailed description of these and other factors that may affect the forward-looking statements. When considering forward-looking statements, one should keep in mind the risk factors described under "Summary of Risk Factors" in this prospectus supplement and under the "Risk Factors" sections in the accompanying prospectus. We disclaim any obligation to update the above list or to announce publicly the result of any revisions to any of the forward-looking statements to reflect future events or developments.

     In addition, our classification as a partnership for federal income tax purposes means that we do not generally pay federal income taxes on our net income. We do, however, pay taxes on the net income of subsidiaries that are corporations. We are relying on a legal opinion from our counsel, and not a ruling from the Internal Revenue Service, as to our proper classification for federal income tax purposes. See Items 1 and 2 "Business and Properties - Tax Treatment of Publicly Traded Partnerships Under the Internal Revenue Code" of our Annual Report on Form 10-K for the fiscal year ended December 31, 1999.

PROSPECTUS

                                  $600,000,000

                              [KINDER MORGAN LOGO]

                                  COMMON UNITS

                                DEBT SECURITIES

     This prospectus provides you with a general description of the securities we may offer. Each time we sell securities we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and any supplement carefully before you invest.

     The units are traded on the New York Stock Exchange under the symbol "ENP." On January 6, 1999, the last reported sales price for the units as reported on the NYSE Composite Transactions tape was $36 per unit.

     We will provide information in the prospectus supplement for the expected trading market, if any, for the debt securities.

     See "Risk Factors" beginning on page 2 for a discussion of the material risks involved in investing our securities.

                                ---------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                ---------------

                   The Prospectus is dated January 26, 1999.

                                  RISK FACTORS

PENDING FERC AND CPUC PROCEEDINGS SEEK SUBSTANTIAL REFUNDS AND REDUCTIONS IN TARIFF RATES.

     Some shippers have filed complaints with the Federal Energy Regulatory Commission and the California Public Utilities Commission that seek substantial refunds and reductions in the Pacific Operations' tariff rates. An adverse decision could negatively impact revenues, results of operations, financial condition, liquidity, and funds available for distribution to unitholders. Additional challenges to tariff rates could be filed with the FERC or CPUC in the future.

     The complaints filed before the Federal Energy Regulatory Commission allege that some pipeline tariff rates of our Pacific Operations are not entitled to "grandfathered" status under the Energy Policy Act of 1992 because "changed circumstances" may have occurred under the Act. An initial decision by the FERC Administrative Law Judge was issued on September 25, 1997. The initial decision determined that our Pacific Operations' East Line rates were not grandfathered under the Energy Policy Act. The initial decision also included rulings that were generally adverse to our Pacific Operations regarding certain cost of service issues. On January 13, 1999, the FERC issued a draft order partially overruling and partially affirming the initial decision. Although we cannot fully gauge the effect of the FERC's ruling on our operations, we believe that the effect will be less than the approximate $8 million annually that we had been accruing as a reserve.

     The complaints filed before the California Public Utilities Commission generally challenge the rates we charge for intrastate transportation of refined petroleum through our pipeline system in California. On June 18, 1998, a CPUC Administrative Law Judge issued a ruling in our favor and dismissed the complaints. The shippers filed an application for rehearing, which is currently pending before CPUC.

     Additional information about these proceedings is in our reports filed with the Securities and Exchange Commission.

OUR RAPID GROWTH MAY CAUSE DIFFICULTIES INTEGRATING NEW OPERATIONS

     Part of our business strategy includes acquiring additional businesses that will allow us to increase distributions to unitholders. During the period from December 31, 1996 to September 30, 1998, we made several acquisitions that increased our asset base almost 7 times and our net income over 5 1/2 times. We believe that we can profitably combine the operations of acquired businesses with our existing operations. However, unexpected costs or challenges may arise whenever businesses with different operations and management are combined. Successful business combinations require management and other personnel to devote significant amounts of time to integrating the acquired business with existing operations. These efforts may temporarily distract their attention from day-to-day business, the development or acquisition of new properties and other business opportunities. In addition, the management of the acquired business will often not join our management team. The change in management may make it more difficult to integrate an acquired business with our existing operations.

DEBT SECURITIES ARE SUBORDINATED TO SFPP DEBT

     Since SFPP, L.P. will not guarantee the Debt Securities, the Debt Securities will be effectively subordinated to all debt of SFPP. If SFPP defaults on its debt, the holders of the Senior Debt Securities would not receive any money from SFPP until SFPP repaid its debt in full. SFPP is the operating partnership that owns our Pacific Operations. See "Description of the Debt Securities."

UNITHOLDERS MAY HAVE NEGATIVE TAX CONSEQUENCES IF WE DEFAULT ON OUR DEBT OR SELL ASSETS

     If we default on any of our debt, the lenders will have the right to sue us for non-payment. Such an action could cause an investment loss and cause negative tax consequences for unitholders through the realization of taxable income by unitholders without a corresponding cash distribution. Likewise, if we were to dispose of assets and realize a taxable gain while there is substantial debt outstanding and proceeds of the sale were applied to the debt, unitholders could have increased taxable income without a corresponding cash distribution.

OUR DEBT INSTRUMENTS MAY LIMIT OUR FINANCIAL FLEXIBILITY

     The instruments governing our debt contain restrictive covenants that may prevent us from engaging in certain beneficial transactions. Such provisions may also limit or prohibit distributions to unitholders under certain circumstances. The agreements governing our debt generally require us to comply with various affirmative and negative covenants including the maintenance of certain financial ratios and restrictions on:

     - incurring additional debt;

     - entering into mergers, consolidations and sales of assets;

     - making investments; and

     - granting liens.

     Additionally, the agreements governing our debt generally prohibit us from:

     - making cash distributions to unitholders more often than quarterly;

     - distributing amounts in excess of 100% of available cash for the immediately preceding calendar quarter; and

     - making any distribution to unitholders if an event of default exists or would exist when such distribution is made.

     The instruments governing any additional debt incurred to refinance the debt may also contain similar restrictions.

RESTRICTIONS ON OUR ABILITY TO PREPAY SFPP'S DEBT MAY LIMIT OUR FINANCIAL FLEXIBILITY

     SFPP is subject to certain restrictions with respect to its debt that may limit our flexibility in structuring or refinancing existing or future debt. These restrictions include the following:

     - We may not prepay SFPP's First Mortgage Notes before December 15, 1999.

     - After December 15, 1999 and before December 15, 2002, we may prepay the SFPP First Mortgage Notes with a make-whole prepayment premium.

     - We agreed as part of the acquisition of the Pacific Operations to not take certain actions with respect to $190 million of the SFPP First Mortgage Notes that would cause adverse tax consequences for the prior general partner of SFPP.

POTENTIAL CHANGE OF CONTROL IF KINDER MORGAN, INC. DEFAULTS ON DEBT

     Kinder Morgan, Inc. owns all of the outstanding capital stock of the general partner. KMI has pledged this stock to secure some of its debt. Presently, KMI's only source of income to pay such debt is dividends that KMI receives from the general partner. If KMI defaults on its debt, the lenders could acquire control of the general partner.

POSSIBLE INCREASED COSTS FOR PIPELINE EASEMENTS

     We generally do not own the land on which our pipelines are constructed. Instead we obtain the right to construct and operate our pipelines on other people's land for a period of time. If we were to lose these rights, our business could be negatively affected.

     Southern Pacific Transportation Company has allowed us to construct and operate a significant portion of our Pacific Operations' pipeline under their railroad tracks. Southern Pacific Transportation Company and its predecessors were given the right to construct their railroad tracks under federal statutes enacted in 1871 and 1875. The 1871 statute was thought to be an outright grant of ownership that would continue until the land ceased to be used for railroad purposes. Two United States Circuit Courts, however, ruled in 1979 and 1980 that railroad rights-of-way granted under laws similar to the 1871 statute provide only the right to use the surface of the land for railroad purposes without any right to the underground portion. If a court were to rule that the 1871 statute does not permit the use of the underground portion for the operation of a pipeline, we may be required to obtain permission from the land owners in order to continue to maintain the pipelines. We believe that we could obtain such permission over time at a cost that would not have a material negative effect on the Partnership. We cannot, however, assure you of this.

     We have been advised by counsel that we have the power of eminent domain for the liquids pipelines in the states in which we operate (except for Illinois) assuming that we meet certain requirements, which differ from state to state. We believe that we meet these requirements. We believe that Shell CO(2) Company does not have the power of eminent domain for its CO(2) pipelines. Our inability to exercise the power of eminent domain could have a material negative effect on our business if we were to lose the right to use or occupy the property on which our pipelines are located.

DISTRIBUTIONS FROM SHELL CO(2) COMPANY MAY BE LIMITED

     Under certain unlikely scenarios, we possibly would not receive any distributions from Shell CO(2) Company during 2002 and 2003 and we could be required to return a portion of the distributions received during 1998-2001. During 1998-2001, we will receive a fixed, quarterly distribution from Shell CO(2) Company of approximately $3.6 million ($14.5 million per year). In 2002 and 2003, Shell CO(2) Company will increase or decrease our cash distributions so that our percentage of the total cash distribution during 1998-2003 will equal our ownership percentage of Shell CO(2) Company during that time (initially 20%). These calculations will be done on a present value basis using a discount rate of 10%. After 2003, we will participate in distributions according to our partnership percentage.

ENVIRONMENTAL REGULATION SIGNIFICANTLY AFFECTS OUR BUSINESS

     Our business operations are subject to federal, state and local laws and regulations relating to environmental practices. If an accidental leak or spill of liquid petroleum products occurs in our pipeline or at a storage facility, we may have to pay a significant amount to clean up the leak or spill. The resulting costs and liabilities could negatively affect the level of cash available for distributions to unitholders. Our costs could also increase significantly if environmental laws and regulations become more strict. We cannot predict the impact of Environmental Protection Agency standards or future environmental measures. Because the costs of environmental regulation are already significant, additional regulation could negatively affect the level of cash available for distribution to unitholders.

COMPETITION

     Competition could ultimately lead to lower levels of profits and lower cash distributions to unitholders. Propane competes with electricity, fuel, oil and natural gas in the residential and commercial heating market. In the engine fuel market, propane competes with gasoline and diesel fuel. Butanes and natural gasoline used in motor gasoline blending and isobutane used in premium fuel production compete with alternative products. Natural gas liquids used as feed stocks for refineries and petrochemical plants compete with alternative feed stocks. The availability and prices of alternative energy sources and feed stocks significantly affects demand for natural gas liquids.

     Pipelines are generally the lowest cost method for intermediate and long-haul overland product movement. Accordingly, the most significant competitors for our pipelines are:

     - proprietary pipelines owned and operated by major oil companies in the areas where our pipelines deliver products;

     - refineries within the market areas served by our pipelines; and

     - trucks.

     Additional pipelines may be constructed in the future to serve specific markets now served by our pipelines. Trucks competitively deliver products in certain markets. Recently, major oil companies have increasingly used trucking, resulting in minor but notable reductions in product volumes delivered to certain shorter-haul destinations, primarily Orange and Colton, California served by the South, North and East lines of our Pacific Operations.

     We cannot predict with certainty whether this trend towards increased short-haul trucking will continue in the future. Demand for terminaling services varies widely throughout our pipeline system. Certain major petroleum companies and independent terminal operators directly compete with us at several terminal locations. At those locations, pricing, service capabilities and available tank capacity control market share.

     Our ability to compete also depends upon general market conditions which may change. We conduct our operations without the benefit of exclusive franchises from government entities. We also provide common carrier transportation services through our pipelines at posted tariffs and almost always without long-term contracts for transportation service with our customers. Demand for transportation services for refined petroleum products is primarily a function of:

     - total and per capita fuel consumption;

     - prevailing economic and demographic conditions;

     - alternate modes of transportation;

     - alternate product sources; and

     - price.

LIMITATIONS IN OUR PARTNERSHIP AGREEMENT AND STATE PARTNERSHIP LAW

     LIMITED VOTING RIGHTS AND CONTROL OF MANAGEMENT. Unitholders have only limited voting rights on matters affecting the partnership. The general partner manages Partnership activities. Unitholders have no right to elect the general partner on an annual or other ongoing basis. If the general partner withdraws, however, its successor may be elected by the holders of a majority of the outstanding units (excluding units owned by the departing general partner and its affiliates).

     The limited partners may remove the general partner only if:

     - the holders of 66 2/3% of the units vote to remove the general partner. Units owned by the general partner and its affiliates are not counted;

     - the same percentage of units approves a successor general partner;

     - the Partnership continues to be taxed as a partnership for federal income tax purposes; and

     - the limited partners maintain their limited liability.

     PERSONS OWNING 20% OR MORE OF THE UNITS CANNOT VOTE. Any units held by a person that owns 20% or more of the units cannot be voted. This limitation does not apply to the general partner and its affiliates. This provision may:

     - discourage a person or group from attempting to remove the general partner or otherwise change management; and

     - reduce the price at which the units will trade under certain circumstances. For example, a third party will probably not attempt to remove the general partner and take over our management by making a tender offer for the units at a price above their trading market price without removing the general partner and substituting an affiliate.

     THE GENERAL PARTNER'S LIABILITY TO THE PARTNERSHIP AND UNITHOLDERS MAY BE LIMITED. The partnership agreement contains language limiting the liability of the general partner to the partnership or the unitholders. For example, the partnership agreement provides that:

     - the general partner does not breach any duty to the partnership or the unitholders by borrowing funds or approving any borrowing. The general partner is protected even if the purpose or effect of the borrowing is to increase incentive distributions to the general partner;

     - the general partner does not breach any duty to the Partnership or the unitholders by taking any actions consistent with the standards of reasonable discretion outlined in the definitions of available cash and cash from operations contained in the partnership agreement; and

     - the general partner does not breach any standard of care or duty by resolving conflicts of interest unless the general partner acts in bad faith.

     THE PARTNERSHIP AGREEMENT MODIFIES THE FIDUCIARY DUTIES OF THE GENERAL PARTNER UNDER DELAWARE LAW. Such modifications of state law standards of fiduciary duty may significantly limit the ability of unitholders to successfully challenge the actions of the general partner as being a breach of what would otherwise have been a fiduciary duty. These standards include the highest duties of good faith, fairness and loyalty to the limited partners. Such a duty of loyalty would generally prohibit a general partner of a Delaware limited partnership from taking any action or engaging in any transaction for which it has a conflict of interest. Under the partnership agreement, the general partner may exercise its broad discretion and authority in the management of the partnership and the conduct of its operations as long as the general partner's actions are in the best interest of the Partnership.

     UNITHOLDERS MAY HAVE LIABILITY TO REPAY DISTRIBUTIONS. Unitholders will not be liable for assessments in addition to their initial capital investment in the units. Under certain circumstances, however, unitholders may have to repay the Partnership amounts wrongfully returned or distributed to them. Under Delaware law, we may not make a distribution to you if the distribution causes the liabilities of the Partnership to exceed the fair value of the Partnership's assets. Liabilities to partners on account of their partnership interests and non-recourse liabilities are not counted for purposes of determining whether a distribution is permitted. Delaware law provides that a limited partner who receives such a distribution and knew at the time of the distribution that the distribution violated Delaware law will be liable to the limited partnership for the distribution amount for three years from the distribution date. Under Delaware law, an assignee who becomes a substituted limited partner of a limited partnership is liable for the obligations of the assignor to make contributions to the partnership. However, such an assignee is not obligated for liabilities unknown to him at the time he or she became a limited partner if the liabilities could not be determined from the partnership agreement.

     UNITHOLDERS MAY BE LIABLE IF WE HAVE NOT COMPLIED WITH STATE PARTNERSHIP LAW. We conduct our business in a number of states. In some of those states the limitations on the liability of limited partners for the obligations of a limited partnership have not been clearly established. The unitholders might be held liable for the Partnership's obligations as if they were a general partner if:

     - a court or government agency determined that we were conducting business in the state but had not complied with the state's partnership statute; or

     - unitholders' rights to act together to remove or replace the general partner or take other actions under the partnership agreement constitute "control" of the Partnership's business.

     THE GENERAL PARTNER MAY BUY OUT MINORITY UNITHOLDERS IF IT OWNS 80% OF THE UNITS. If at any time the general partner and its affiliates own 80% or more of the issued and outstanding units, the general partner will have the right to purchase all of the remaining units. Because of this right, a unitholder may have to sell his units against his will or for a less than desirable price. The general partner may only purchase all of the units. The purchase price for such a purchase will be the greater of:

     - the most recent 20-day average trading price; or

     - the highest purchase price paid by the general partner or its affiliates to acquire units during the prior 90 days.

The general partner can assign this right to its affiliates or to the partnership.

     WE MAY SELL ADDITIONAL LIMITED PARTNER INTERESTS, DILUTING EXISTING INTERESTS OF UNITHOLDERS. The partnership agreement allows the general partner to cause the partnership to issue additional units and other equity securities. When we issue additional equity securities, your proportionate partnership interest will decrease. Such an issuance could negatively affect the amount of cash distributed to unitholders and the market price of units. Issuance of additional units will also diminish the relative voting strength of the previously outstanding units. There is no limit on the total number of units we may issue.

     GENERAL PARTNER CAN PROTECT ITSELF AGAINST DILUTION. Whenever the partnership issues equity securities to any person other than the general partner and its affiliates, the general partner has the right to purchase additional limited partnership interests on the same terms. This allows the general partner to maintain its partnership interest in the Partnership. No other unitholder has a similar right. Therefore, only the general partner may protect itself against dilution caused by issuance of additional equity securities.

POTENTIAL CONFLICTS OF INTEREST RELATED TO THE OPERATION OF THE PARTNERSHIP

     Certain conflicts of interest could arise among the general partner, KMI and the partnership. Such conflicts may include, among others, the following situations:

     - we do not have any employees and we rely solely on employees of the general partner and its affiliates, including KMI;

     - under the partnership agreement, we reimburse the general partner for the costs of managing and operating the Partnership;

     - the amount of cash expenditures, borrowings and reserves in any quarter may affect available cash to pay quarterly distributions to unitholders;

     - the general partner tries to avoid being personally liable for Partnership obligations. The general partner is permitted to protect its assets in this manner by the partnership agreement. Under the partnership agreement the general partner does not breach its fiduciary duty even if the Partnership could have obtained more favorable terms without limitations on the general partner's liability;

     - under the partnership agreement, the general partner may pay its affiliates for any services rendered on terms fair and reasonable to the Partnership. The general partner may also enter into additional contracts with any of its affiliates on behalf of the Partnership. Agreements or contracts between the partnership and the general partner (and its affiliates) are not the result of arms length negotiations;

     - the general partner does not breach the partnership agreement by exercising its call rights to purchase limited partnership interests or by assigning its call rights to one of its affiliates or to the Partnership.

                                THE PARTNERSHIP

     We are a master limited partnership that owns and operates a wide range of energy assets through our operating partnerships and subsidiaries, including:

     - six refined products/liquids pipeline systems containing over 5,000 miles of trunk pipeline and twenty-one truck loading terminals;

     - 24 bulk terminals;

     - a 24% interest in Plantation Pipe Line Company which owns and operates a 3,100 mile pipeline system;

     - a 20% interest in a joint venture that produces, markets and delivers CO(2) for enhanced oil recovery (Shell CO(2) Company); and

     - a 25% interest in a Y-grade fractionation facility that separates energy products.

     We group our operations into three reportable business segments:

     - Pacific Operations;

     - Mid-Continent Operations; and

     - Bulk Terminals.

     We were formed in August, 1992, as a publicly traded master limited partnership. We are currently the largest pipeline master limited partnership and the second largest pipeline system in the United States in terms of volumes delivered. Our goal is to operate as a growth-oriented master limited partnership by:

     - reducing operating costs;

     - better utilizing and expanding our asset base; and

     - making selective, strategic acquisitions that allow us to increase our distributions to Unitholders.

     We regularly evaluate potential acquisitions of assets and businesses that would complement our existing business.

     Our general partner receives incentive distributions that provide it with a strong incentive to increase Unitholder distributions through successful management and growth of our business.

     Our address is 1301 McKinney Street, Suite 3450, Houston, Texas 77010. Our telephone number is (713) 844-9500.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The ratio of earnings to fixed charges for each of the periods indicated is as follows:

                                    NINE MONTHS
    YEAR ENDED DECEMBER 31,            ENDED
--------------------------------   SEPTEMBER 30,
1993   1994   1995   1996   1997       1998
----   ----   ----   ----   ----   -------------
2.01   2.16   2.05   2.14   2.65       3.01

     The pro forma ratio of earnings to fixed charges assuming we acquired the Pacific Operations on January 1, 1997 for each of the periods indicated is as follows:

                NINE MONTHS
 YEAR ENDED        ENDED
DECEMBER 31,   SEPTEMBER 30,
    1997           1998
------------   -------------
    2.65           3.36

     These computations include us and our operating partnerships and subsidiaries, and 50% or less equity companies. For these ratios, "earnings" is the amount resulting from adding and subtracting the following items.

     Add the following:

     - pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees;

     - fixed charges;

     - amortization of capitalized interest;

     - distributed income of equity investees; and

     - our share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges.

     From the total of the added items, subtract the following:

     - interest capitalized;

     - preference security dividend requirements of consolidated subsidiaries;
       and

     - minority interest in pre-tax income of subsidiaries that have not incurred fixed charges.

     The term "fixed charges" means the sum of the following:

     - interest expensed and capitalized;

     - amortized premiums, discounts and capitalized expenses related to indebtedness;

     - an estimate of the interest within rental expenses; and

     - preference security dividend requirements of consolidated subsidiaries.

     We calculated the pro forma ratio of earnings to fixed charges using the pro forma financial statements incorporated by reference in this prospectus.

                         DESCRIPTION OF DEBT SECURITIES

     The Debt Securities will be:

     - our direct unsecured general obligations; and

     - either Senior Debt Securities or Subordinated Debt Securities.

     Senior Debt Securities will be issued under a "Senior Indenture" and Subordinated Debt Securities will be issued under a "Subordinated Indenture". Together the Senior Indenture and the Subordinated Indenture are called the "Indentures".

     We have summarized the material provisions of the Indentures in the following order:

     - those provisions that apply only to the Senior Indenture;

     - those provisions that apply only to the Subordinated Indenture; and

     - those provisions that apply to both Indentures.

     We have not restated these agreements in their entirety. We have filed the forms of the Indentures as exhibits to the registration statement. You should read the Indentures, because they, and not this description, control your rights as holders of the Debt Securities. In the summary below, we have included references to section numbers of the applicable Indentures so that you can easily locate these provisions. Capitalized terms used in the summary have the meanings specified in the Indentures.

SPECIFIC TERMS OF EACH SERIES OF DEBT SECURITIES IN THE PROSPECTUS SUPPLEMENT

     A prospectus supplement and a supplemental indenture relating to any series of Debt Securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

     - the form and title of the Debt Securities;

     - the total principal amount of the Debt Securities;

     - the portion of the principal amount which will be payable if the maturity of the Debt Securities is accelerated;

     - the currency or currency unit in which the Debt Securities will be paid, if not U.S. dollars;

     - any right we may have to defer payments of interest by extending the dates payments are due whether interest on those deferred amounts will be payable as well;

     - the dates on which the principal of the Debt Securities will be payable;

     - the interest rate which the Debt Securities will bear and the interest payment dates for the Debt Securities;

     - any optional redemption provisions;

     - any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem the Debt Securities;

     - any changes to or additional Events of Default or covenants; and

     - any other terms of the Debt Securities.

PROVISIONS ONLY IN THE SENIOR INDENTURE

     The Senior Debt Securities will rank equally in right of payment with all of our other senior and unsubordinated debt. The Senior Indenture contains provisions that:

     - limit our ability to put liens on our principal assets;

     - limit our ability to sell and lease back our principal assets; and

     - require our Subsidiaries that guarantee our long term debt to guarantee the Senior Debt Securities on an equal basis.

     The Subordinated Indenture does not contain any similar provisions. We have described below these provisions and some of the defined terms used in them. In this section, references to the Partnership relate only to Kinder Morgan Energy Partners, L.P., the issuer of the Debt Securities, and not our Subsidiaries.

     LIMITATIONS ON LIENS. The Senior Indenture provides that the Partnership will not, nor will it permit any Subsidiary to, create, assume, incur or suffer to exist any lien upon any Principal Property (as defined below) or upon any shares of capital stock of any Subsidiary owning or leasing any Principal Property, whether owned or leased on the date of the Senior Indenture or thereafter acquired, to secure any debt of the Partnership or any other person (other than the Senior Debt Securities issued thereunder), without in any such case making effective provision whereby all of the Senior Debt Securities outstanding thereunder shall be secured equally and ratably with, or prior to, such debt so long as such debt shall be so secured.

     "Principal Property" means, whether owned or leased on the date of the Senior Indenture or thereafter acquired:

          (a) any pipeline assets of the Partnership or any Subsidiary, including any related facilities employed in the transportation, distribution, storage or marketing of refined petroleum products, natural gas liquids, coal and carbon dioxide, that are located in the United States of America or any territory or political subdivision thereof; and

          (b) any processing or manufacturing plant or terminal owned or leased by the Partnership or any Subsidiary that is located in the United States or any territory or political subdivision thereof, except, in the case of either of the foregoing clauses (a) or (b):

          (1) any such assets consisting of inventories, furniture, office fixtures and equipment (including data processing equipment), vehicles and equipment used on, or useful with, vehicles; and

          (2) any such assets, plant or terminal which, in the opinion of the board of directors of the General Partner, is not material in relation to the activities of the Partnership or of the Partnership and its Subsidiaries, taken as a whole.

     There is excluded from this restriction:

          1. Permitted Liens (as defined below);

          2. any lien upon any property or assets created at the time of acquisition of such property or assets by the Partnership or any Subsidiary or within one year after such time to secure all or a portion of the purchase price for such property or assets or debt incurred to finance such purchase price, whether such debt was incurred prior to, at the time of or within one year after the date of such acquisition;

          3. any lien upon any property or assets to secure all or part of the cost of construction, development, repair or improvements thereon or to secure debt incurred prior to, at the time of, or within one year after completion of such construction, development, repair or improvements or the commencement of full operations thereof (whichever is later), to provide funds for any such purpose;

          4. any lien upon any property or assets existing thereon at the time of the acquisition thereof by the Partnership or any Subsidiary; provided, however, that such lien only encumbers the property or assets so acquired;

          5. any lien upon any property or assets of a person existing thereon at the time such person becomes a Subsidiary by acquisition, merger or otherwise; provided, however, that such lien only encumbers the property or assets of such person at the time such person becomes a Subsidiary;

          6. with respect to any series, any lien upon any property or assets of the Partnership or any Subsidiary in existence on the date the Senior Debt Securities of such series are first issued or provided for pursuant to agreements existing on such date;

          7. liens imposed by law or order as a result of any proceeding before any court or regulatory body that is being contested in good faith, and liens which secure a judgment or other court-ordered award or settlement as to which the Partnership or the applicable Subsidiary has not exhausted its appellate rights;

          8. any extension, renewal, refinancing, refunding or replacement (or successive extensions, renewals, refinancing, refunding or replacements) of liens, in whole or in part, referred to in clauses (1) through (7) above; provided, however, that any such extension, renewal, refinancing, refunding or replacement lien shall be limited to the property or assets covered by the lien extended, renewed, refinanced, refunded or replaced and that the obligations secured by any such extension, renewal, refinancing, refunding or replacement lien shall be in an amount not greater than the amount of the obligations secured by the lien extended, renewed, refinanced, refunded or replaced and any expenses of the Partnership and its subsidiaries (including any premium) incurred in connection with such extension, renewal, refinancing, refunding or replacement; or

          9. any lien resulting from the deposit of moneys or evidence of indebtedness in trust for the purpose of defeasing debt of the Partnership or any Subsidiary.

     Notwithstanding the foregoing, under the Senior Indenture, the Partnership may, and may permit any Subsidiary to, create, assume, incur, or suffer to exist any lien upon any Principal Property to secure debt of the Partnership or any person (other than the Senior Debt Securities) that is not excepted by clauses
(1) through (9), inclusive, above without securing the Senior Debt Securities issued under the Senior Indenture, provided that the aggregate principal amount of all debt then outstanding secured by such lien and all similar liens, together with all Attributable Indebtedness from Sale-Leaseback Transactions (excluding Sale-Leaseback Transactions permitted by clauses (1) through (4), inclusive, of the first paragraph of the restriction on sale-leasebacks covenant described below) does not exceed 10% of Consolidated Net Tangible Assets. (Section 1006)

     "Permitted Liens" means:

          (1) liens upon rights-of-way for pipeline purposes;

          (2) any statutory or governmental lien or lien arising by operation of law, or any mechanics', repairmen's, materialmen's, suppliers', carriers', landlords', warehousemen's or similar lien incurred in the ordinary course of business which is not yet due or which is being contested in good faith by appropriate proceedings and any undetermined lien which is incidental to construction, development, improvement or repair;

          (3) the right reserved to, or vested in, any municipality or public authority by the terms of any right, power, franchise, grant, license, permit or by any provision of law, to purchase or recapture or to designate a purchaser of, any property;

          (4) liens of taxes and assessments which are (A) for the then current year, (B) not at the time delinquent, or (C) delinquent but the validity of which is being contested at the time by the Partnership or any Subsidiary in good faith;

          (5) liens of, or to secure performance of, leases, other than capital leases;

          (6) any lien upon, or deposits of, any assets in favor of any surety company or clerk of court for the purpose of obtaining indemnity or stay of judicial proceedings;

          (7) any lien upon property or assets acquired or sold by the Partnership or any Subsidiary resulting from the exercise of any rights arising out of defaults on receivables;

          (8) any lien incurred in the ordinary course of business in connection with workmen's compensation, unemployment insurance, temporary disability, social security, retiree health or similar laws or regulations or to secure obligations imposed by statute or governmental regulations;

          (9) any lien in favor of the Partnership or any Subsidiary;

          (10) any lien in favor of the United States of America or any state thereof, or any department, agency or instrumentality or political subdivision of the United States of America or any state thereof, to secure partial, progress, advance, or other payments pursuant to any contract or statute, or any debt incurred by the Partnership or any Subsidiary for the purpose of financing all or any part of the purchase price of, or the cost of constructing, developing, repairing or improving, the property or assets subject to such lien;

          (11) any lien securing industrial development, pollution control or similar revenue bonds;

          (12) any lien securing debt of the Partnership or any Subsidiary, all or a portion of the net proceeds of which are used, substantially concurrent with the funding thereof (and for purposes of determining such "substantial concurrence," taking into consideration, among other things, required notices to be given to holders of outstanding Senior Debt Securities under the Senior Indenture in connection with such refunding, refinancing or repurchase, and the required corresponding durations thereof), to refinance, refund or repurchase all outstanding Senior Debt Securities under the Senior Indenture, including the amount of all accrued interest thereon and reasonable fees and expenses and premium, if any, incurred by the Partnership or any Subsidiary in connection therewith;

          (13) liens in favor of any person to secure obligations under the provisions of any letters of credit, bank guarantees, bonds or surety obligations required or requested by any governmental authority in connection with any contract or statute; or

          (14) any lien upon or deposits of any assets to secure performance of bids, trade contracts, leases or statutory obligations.

     "Consolidated Net Tangible Assets" means, at any date of determination, the total amount of assets after deducting therefrom:

          (1) all current liabilities (excluding (A) any current liabilities that by their terms are extendable or renewable at the option of the obligor thereon to a time more than 12 months after the time as of which the amount thereof is being computed, and (B) current maturities of long-term debt); and

          (2) the value (net of any applicable reserves) of all goodwill, trade names, trademarks, patents and other like intangible assets, all as set forth, or on a proforma basis would be set forth, on the consolidated balance sheet of the Partnership and its consolidated subsidiaries for the Partnership's most recently completed fiscal quarter, prepared in accordance with generally accepted accounting principles.

          RESTRICTION ON SALE-LEASEBACKS. The Senior Indenture provides that the Partnership will not, and will not permit any Subsidiary to, engage in the sale or transfer by the Partnership or any Subsidiary of any Principal Property to a person (other than the Partnership or a Subsidiary) and the taking back by the Partnership or any Subsidiary, as the case may be, of a lease of such Principal Property (a "Sale-Leaseback Transaction"), unless:

          (1) such Sale-Leaseback Transaction occurs within one year from the date of completion of the acquisition of the Principal Property subject thereto or the date of the completion of construction, development or substantial repair or improvement, or commencement of full operations on such Principal Property, whichever is later;

          (2) the Sale-Leaseback Transaction involves a lease for a period, including renewals, of not more than three years;

          (3) the Partnership or such Subsidiary would be entitled to incur debt secured by a lien on the Principal Property subject thereto in a principal amount equal to or exceeding the Attributable Indebtedness from such Sale-Leaseback Transaction without equally and ratably securing the Senior Debt Securities; or

          (4) the Partnership or such Subsidiary, within a one-year period after such Sale-Leaseback Transaction, applies or causes to be applied an amount not less than the Attributable Indebtedness from such Sale-Leaseback Transaction to (A) the prepayment, repayment, redemption, reduction or retirement of any debt of the Partnership or any Subsidiary that is not subordinated to the Senior Debt Securities, or (B) the expenditure or expenditures for Principal Property used or to be used in the ordinary course of business of the Partnership or its Subsidiaries.

     "Attributable Indebtedness," when used with respect to any to any Sale-Leaseback Transaction, means, as at the time of determination, the present value (discounted at the rate set forth or implicit in the terms of the lease included in such transaction) of the total obligations of the lessee for rental payments (other than amounts required to be paid on account of property taxes, maintenance, repairs, insurance, assessments, utilities, operating and labor costs and other items that do not constitute payments for property rights) during the remaining term of the lease included in such Sale-Leaseback Transaction (including any period for which such lease has been extended). In the case of any lease that is terminable by the lessee upon the payment of a penalty or other termination payment, such amount shall be the lesser of the amount determined assuming termination upon the first date such lease may be terminated (in which case the amount shall also include the amount of the penalty or termination payment, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated) or the amount determined assuming no such termination.

     Notwithstanding the foregoing, under the Senior Indenture the Partnership may, and may permit any Subsidiary to, effect any Sale-Leaseback Transaction that is not excepted by clauses (1) through (4), inclusive, of the first paragraph under "-- Restrictions On Sale-Leasebacks," provided that the Attributable Indebtedness from such Sale-Leaseback Transaction, together with the aggregate principal amount of outstanding debt (other than the Senior Debt Securities) secured by liens upon Principal Properties not excepted by clauses (1) through (9), inclusive, of the first paragraph of the limitation on liens covenant described above, do not exceed 10% of the Consolidated Net Tangible Assets. (Section 1007)

     GUARANTY OF SENIOR DEBT SECURITIES BY SUBSIDIARIES. We are a holding company that conducts all of our operations through our subsidiaries. The Senior Indenture will require our Subsidiaries which are guarantors or co-obligors of our Funded Debt to fully and unconditionally guarantee, as "Guarantors," our payment obligations on the Senior Debt Securities. In particular, the Senior Indenture will require those Subsidiaries who are guarantors or borrowers under our Credit Agreement to equally guarantee the Senior Debt Securities.

     In the Indentures, the term "Subsidiary" means, with respect to any person:

     - any corporation, association or other business entity of which more than 50% of the total voting power of the equity interests entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof; or

     - any partnership of which more than 50% of the partners' equity interests (considering all partners' equity interests as a single class) is at the time owned or controlled, directly or indirectly, by such person or one or more of the other Subsidiaries of such person or combination thereof.

       "Funded Debt" means all debt :

     - maturing one year or more from the date of its creation;

     - directly or indirectly renewable or extendable, at the option of the debtor, by its terms or by the terms of any instrument or agreement relating to the debt, to a date one year or more from the date of its creation; or

     - under a revolving credit or similar agreement obligating the lender or lenders to extend credit over a period of one year or more.

     ADDITION AND RELEASE OF GUARANTEES. The Senior Indenture will provide that if any Subsidiary of the Partnership is a guarantor or obligor of any Funded Debt of the Partnership at any time on or subsequent to the date on which the Senior Debt Securities are originally issued (including, without limitation, following any release of such Subsidiary from its Guarantee as described below), then the Partnership will cause the Senior Debt Securities to be equally and ratably guaranteed by such Subsidiary. Under the terms of the Senior Indenture, a Guarantor may be released from its Guarantee if such Guarantor is not a guarantor or obligor of any Funded Debt of the Partnership, provided that no Default or Event of Default under the Senior Indenture has occurred or is continuing. (Section 1406)

     Initially, we expect that the Guarantors will be Kinder Morgan Operating L.P. "A," Kinder Morgan Operating L.P. "B," Kinder Morgan Operating L.P. "C," Kinder Morgan Operating L.P. "D," Kinder Morgan Natural Gas Liquids Corporation, Kinder Morgan CO(2), LLC and Kinder Morgan Bulk Terminals, Inc. Each of the Guarantees will be an unsecured obligation of a Guarantor and will rank equally with that Guarantor's guarantee under the Partnership's existing credit facility and existing and future unsecured debt that is not expressly subordinated to its Guarantee.

     Each Guarantor is obligated under its Guarantee only up to an amount that will not constitute a fraudulent conveyance or fraudulent transfer under federal, state or foreign law.

     SENIOR DEBT SECURITIES EFFECTIVELY SUBORDINATED TO DEBT OF NON-GUARANTOR SUBSIDIARIES. Holders of Senior Debt Securities will effectively have a junior position to claims of creditors and preferred stockholders of our subsidiaries who are not Guarantors. SFPP, L.P., the subsidiary that owns our Pacific Operations, currently has debt agreements that prohibit it from being a guarantor of any debt of the Partnership. As a result, SFPP would not be required to be a

Guarantor. As of September 30, 1998, SFPP had approximately $355 million of outstanding debt. This debt of SFPP, and any future debt it incurs, effectively will be senior to the Senior Debt Securities.

PROVISIONS ONLY IN THE SUBORDINATED INDENTURE

     SUBORDINATED DEBT SECURITIES SUBORDINATED TO SENIOR DEBT. The Subordinated Debt Securities will rank junior in right of payment to all of our Senior Debt. "Senior Debt" is defined to include all notes or other unsecured evidences of indebtedness, including guarantees of the Partnership for money borrowed by the Partnership, not expressed to be subordinate or junior in right of payment to any other indebtedness of the Partnership.

     PAYMENT BLOCKAGES. The Subordinated Indenture provides that no payment of principal, interest and any premium on the Subordinated Debt Securities may be made in the event:

     - we or our property are involved in any voluntary or involuntary liquidation or bankruptcy;

     - we fail to pay the principal, interest, any premium or any other amounts on any Senior Debt when due; or

     - we have a nonpayment default on any Senior Debt that imposes a payment blockage on the Subordinated Debt Securities for a maximum of 179 days at any one time.

     (Sections 1401, 1402 and 1403 of the Subordinated Indenture)

     SUBORDINATED DEBT SECURITIES SUBORDINATED TO ALL DEBT OF SUBSIDIARIES. The Subordinated Indenture will not require our Subsidiaries to guarantee the Subordinated Debt Securities. As a result, the holders of Subordinated Debt Securities will generally have a junior position to claims of all creditors and preferred stockholders of our subsidiaries.

     NO LIMITATION ON AMOUNT OF SENIOR DEBT. The Subordinated Indenture will not limit the amount of Senior Debt that we may incur.

CONSOLIDATION, MERGER OR ASSET SALE

     Each Indenture generally allows us to consolidate or merge with a domestic partnership or corporation. They also allow us to sell, lease or transfer all or substantially all of our property and assets to a domestic partnership or corporation. If this happens, the remaining or acquiring partnership or corporation must assume all of our responsibilities and liabilities under the Indentures including the payment of all amounts due on the Debt Securities and performance of the covenants in the Indentures.

     However, we will only consolidate or merge with or into any other partnership or corporation or sell, lease or transfer all or substantially all of our assets according to the terms and conditions of the Indentures, which include the following requirements:

     - the remaining or acquiring partnership or corporation is organized under the laws of the United States, any state or the District of Columbia;

     - the remaining or acquiring partnership or corporation assumes the Partnership's obligations under the Indentures; and

     - immediately after giving effect to the transaction no Default or Event of Default exists.

     The remaining or acquiring partnership or corporation will be substituted for us in the Indentures with the same effect as if it had been an original party to the Indentures. Thereafter, the successor may exercise our rights and powers under the Indentures, in our name or in its own name. If we sell or transfer all or substantially all of our assets, we will be released from all our liabilities and obligations under any Indenture and under the Debt Securities. If we lease all or substantially all of our assets, we will not be released from our obligations under the Indentures. (Sections 801 & 802)

     The Senior Indenture contains similar provisions for the Guarantors.

MODIFICATION OF INDENTURES

     Under each Indenture, generally we and the Trustee may modify our rights and obligations, the Guarantors' rights and obligations and the rights of the holders with the consent of the holders of a majority in aggregate principal amount of the outstanding Debt Securities of each series affected by the modification. No modification of the principal or interest payment terms, and no modification reducing the percentage required for modifications, is effective against any holder without its consent. In addition, the Partnership and the trustee may amend the Indentures without the consent of any holder of the Debt Securities to make certain technical changes, such as:

     - correcting errors;

     - providing for a successor trustee;

     - qualifying the Indentures under the Trust Indenture Act; or

     - adding provisions relating to a particular series of Debt Securities.

     (Sections 901 & 902)

EVENTS OF DEFAULT AND REMEDIES

     "Event of Default" when used in an Indenture, will mean any of the following:

     - failure to pay the principal of or any premium on any Debt Security when due;

     - failure to pay interest on any Debt Security for 30 days;

     - failure to perform any other covenant in the Indenture that continues for 60 days after being given written notice;

     - certain events of bankruptcy, insolvency or reorganization of the Partnership; or

     - any other Event of Default included in any Indenture or supplemental indenture. (Section 501)

     An Event of Default for a particular series of Debt Securities does not necessarily constitute an Event of Default for any other series of Debt Securities issued under an Indenture. The Trustee may withhold notice to the holders of Debt Securities of any default (except in the payment of principal or interest) if it considers such withholding of notice to be in the best interests of the holders. (Section 602)

     If an Event of Default for any series of Debt Securities occurs and continues, the Trustee or the holders of at least 25% in aggregate principal amount of the Debt Securities of the series may declare the entire principal of all the Debt Securities of that series to be due and payable immediately. If this happens, subject to certain conditions, the holders of a majority of the aggregate principal amount of the Debt Securities of that series can void the declaration. (Section 502)

     Other than its duties in case of a default, a Trustee is not obligated to exercise any of its rights or powers under any Indenture at the request, order or direction of any holders, unless the holders offer the Trustee reasonable indemnity. (Section 601) If they provide this reasonable indemnification, the holders of a majority in principal amount of any series of Debt Securities may direct the time, method and place of conducting any proceeding or any remedy available to the Trustee, or exercising any power conferred upon the Trustee, for any series of Debt Securities. (Section 512)

NO LIMIT ON AMOUNT OF DEBT SECURITIES

     Neither of the Indentures limits the amount of Debt Securities that we may issue. Each Indenture allows us to issue Debt Securities up to the principal amount that we authorize.

REGISTRATION OF NOTES

     We may issue Debt Securities of a series in registered, bearer, coupon or global form. (Sections 201 & 202)

MINIMUM DENOMINATIONS

     Unless the prospectus supplement for each issuance of Debt Securities states otherwise the securities will be issued in registered form in amounts of $1,000 each or multiples of $1,000.

NO PERSONAL LIABILITY OF GENERAL PARTNER

     The General Partner and its directors, officers, employees and shareholders will not have any liability for our obligations under the Indentures or the Debt Securities. Each holder of Debt Securities by accepting a Debt Security waives and releases all such liability. The waiver and release are part of the consideration for the issuance of the Debt Securities.

PAYMENT AND TRANSFER

     Principal, interest and any premium on fully registered securities will be paid at designated places. Payment will be made by check mailed to the persons in whose names the Debt Securities are registered on days specified in the Indentures or any prospectus supplement. Debt Securities payments in other forms will be paid at a place designated by us and specified in a prospectus supplement. (Section 307)

     Fully registered securities may be transferred or exchanged at the corporate trust office of the Trustee or at any other office or agency maintained by us for such purposes, without the payment of any service charge except for any tax or governmental charge. (Section 305)

DISCHARGING OUR OBLIGATIONS

     We and the Guarantors may choose to either discharge our obligations on the Debt Securities of any series in a covenant defeasance, or to release ourselves from our covenant restrictions on the Debt Securities of any series in a covenant defeasance. We may do so at any time on the 91st day after we deposit with the Trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due to the stated maturity date or a redemption date of the Debt Securities of the series. If we choose the legal defeasance option, the holders of the Debt Securities of the series will not be entitled to the benefits of the Indenture except for registration of transfer and exchange of Debt Securities, replacement of lost, stolen or mutilated Debt Securities conversion or exchange of Debt Securities, sinking fund payments and receipt of principal and interest on the original stated due dates or specified redemption dates. (Section 1302)

     We may discharge our obligations under the Indentures or release ourselves from covenant restrictions only if we meet certain requirements. Among other things, we must deliver an opinion of our legal counsel that the discharge will not result in holders having to recognize taxable income or loss or subject them to different tax treatment. In the case of legal defeasance, this opinion must be based on either an IRS letter ruling or change in federal tax law. We may not have a default on the Debt Securities discharged on the date of deposit. The discharge may not violate any of our agreements. The discharge may not result in our becoming an investment company in violation of the Investment Company Act of 1940.

BOOK ENTRY, DELIVERY AND FORM

     The Debt Securities of a series may be issued in whole or in part in the form of one or more global certificates that will be deposited with a depositary identified in a prospectus supplement.

     Unless otherwise stated in any prospectus supplement, The Depository Trust Company, New York, New York ("DTC") will act as depositary. Book-entry notes of a series will be issued in the form of a global note that will be deposited with DTC. This means that we will not issue certificates to each holder. One global note will be issued to DTC who will keep a computerized record of its participants (for example, your broker) whose clients have purchased the notes. The participant will then keep a record of its clients who purchased the notes. Unless it is exchanged in whole or in part for a certificate note, a global note may not be transferred; except that DTC, its nominees and their successors may transfer a global note as a whole to one another.

     Beneficial interests in global notes will be shown on, and transfers of global notes will be made only through, records maintained by DTC and its participants.

     DTC has provided us the following information: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the United States Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants ("Direct Participants") deposit with DTC. DTC also records the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for Direct Participant's accounts. This eliminates the need to exchange certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

     DTC's book-entry system is also used by other organizations such as securities brokers and dealers, banks and trust companies that work through a Direct Participant. The rules that apply to DTC and its participants are on file with the SEC.

     DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., The American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc.

     We will wire principal and interest payments to DTC's nominee. We and the Trustee will treat DTC's nominee as the owner of the global notes for all purposes. Accordingly, we, the Trustee and any paying agent will have no direct responsibility or liability to pay amounts due on the global notes to owners of beneficial interests in the global notes.

     It is DTC's current practice, upon receipt of any payment of principal or interest, to credit Direct Participants' accounts on the payment date according to their respective holdings of beneficial interests in the global notes as shown on DTC's records. In addition, it is DTC's current practice to assign any consenting or voting rights to Direct Participants whose accounts are credited with notes on a record date, by using an omnibus proxy. Payments by participants to owners of beneficial interests in the global notes, and voting by participants, will be governed by the customary practices between the participants and owners of beneficial interests, as is the case with notes held for the account of customers registered in "street name." However, payments will be the responsibility of the participants and not of DTC, the Trustee or us.

     Debt Securities represented by a global note will be exchangeable for certificate notes with the same terms in authorized denominations only if:

     - DTC notifies us that it is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under applicable law and a successor depositary is not appointed by us within 90 days; or

     - we determine not to require all of the Debt Securities of a series to be represented by a global note and notify the Trustee of our decision.

THE TRUSTEE

     U.S. Trust Company of Texas, N.A. will initially act as trustee under the Senior Indenture and the Subordinated Indenture.

     RESIGNATION OR REMOVAL OF TRUSTEE. Under provisions of the Indentures and the Trust Indenture Act of 1939, as amended, governing trustee conflicts of interest, any uncured Event of Default with respect to any series of Senior Debt Securities will force the trustee to resign as trustee under either the Subordinated Indenture or the Senior Indenture. Also, any uncured Event of Default with respect to any series of Subordinated Debt Securities will force the trustee to resign as trustee under either the Senior Indenture or the Subordinated Indenture. Any resignation will require the appointment of a successor trustee under the applicable Indenture in accordance with the terms and conditions.

     The trustee may resign or be removed by us with respect to one or more series of Debt Securities and a successor trustee may be appointed to act with respect to any such series. The holders of a majority in aggregate principal amount of the Debt Securities of any series may remove the trustee with respect to the Debt Securities of such series. (Section 610)

     LIMITATIONS ON TRUSTEE IF IT IS A CREDITOR OF THE PARTNERSHIP. Each Indenture contains certain limitations on the right of the trustee thereunder, in the event that it becomes a creditor of the Partnership, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. (Section 613)

     ANNUAL TRUSTEE REPORT TO HOLDERS OF DEBT SECURITIES. The trustee is required to submit an annual report to the holders of the Debt Securities regarding, among other things, the trustee's eligibility to serve as such, the priority of the trustee's claims regarding certain advances made by it, and any action taken by the trustee materially affecting the Debt Securities.

     CERTIFICATES AND OPINIONS TO BE FURNISHED TO TRUSTEE. Each Indenture provides that, in addition to other certificates or opinions that may be specifically required by other provisions of an Indenture, every application by us for action by the trustee shall be accompanied by a certificate of certain of our officers and an opinion of counsel (who may be our counsel) stating that, in the opinion of the signers, all conditions precedent to such action have been complied with by us. (Section 102)

     GOVERNING LAW. The Indentures and the Debt Securities will be governed by the laws of the State of New York.

                          DESCRIPTION OF COMMON UNITS

NUMBER OF UNITS

     As of September 30, 1998, we have 48,851,690 Units outstanding. Our partnership agreement does not limit the number of Units we may issue.

WHERE UNITS ARE TRADED

     Our outstanding Units are listed on the New York Stock Exchange under the symbol "ENP". Any additional Units we issue will also be listed on the NYSE.

QUARTERLY DISTRIBUTIONS

     Our partnership agreement requires us to distribute 100% of "Available Cash" to the Partners within 45 days following the end of each calendar quarter. "Available Cash" consists generally of all of our cash receipts, less cash disbursements and net additions to reserves. In addition, when we acquired our Pacific Operations from Santa Fe Pacific Pipeline Partners, L.P. ("Santa Fe"), the general partner of Santa Fe retained a 0.5% interest in those operations. "Available Cash" does not include amounts payable to the former Santa Fe general partner due to this interest.

     We distribute Available Cash for each quarter as follows:

     - first, 98% to the Limited Partners and 2% to the General Partner until the Limited Partners have received a total of $0.3025 per Unit for such quarter;

     - second, 85% to the limited Partners and 15% to the General Partner until the Limited Partners have received a total of $0.3575 per Unit for such quarter;

     - third, 75% to the Limited Partners and 25% to the General Partner until the Limited Partners have received a total of $0.4675 per Unit for such quarter; and

     - fourth, thereafter 50% to the Limited Partners and 50% to the General Partner.

TRANSFER AGENT AND REGISTRAR

     Our transfer agent and registrar for the Units is First Chicago Trust Company of New York. You may contact them at the following address:

          First Chicago Trust Company
          of New York
          525 Washington Blvd.
          Jersey City, NJ 07310

SUMMARY OF PARTNERSHIP AGREEMENT

     A summary of the important provisions of our partnership agreement is included in the reports filed with the SEC.

                   MATERIAL FEDERAL INCOME TAX CONSIDERATIONS

     The following discussion is a summary of material tax considerations that may be relevant to a prospective Unitholder. The discussion is the opinion of Morrison & Hecker L.L.P. ("Counsel") as to the material federal income tax consequences of the ownership and disposition of Units. Counsel's opinion does not include portions of the discussion regarding factual matters or portions of the discussion that specifically state that it is unable to opine. The IRS may disagree with Counsel's opinion as to the tax consequences of ownership and disposition of Units. The Partnership has not and will not request a ruling from the IRS as to any matter addressed in this discussion.

     The following discussion is based upon current provisions of the Code, existing and proposed regulations under the Code and current administrative rulings and court decisions, including modifications made by the Taxpayer Relief Act of 1997 (the "1997 Act"), all as in effect on the date of this Prospectus. This discussion is also based on the assumptions that the operation of the Partnership and its operating partnerships (collectively, the "Operating Partnerships") will be in accordance with the relevant partnership agreements. This discussion is subject both to the accuracy of these assumptions and the continued applicability of such legislative, administrative and judicial authorities. Subsequent changes in such authorities may cause the tax consequences to vary substantially from the consequences described below. Any such change may be retroactively applied in a manner that could adversely affect a holder of Units.

     The discussion below is directed primarily to a Unitholder that is a United States person for federal income tax purposes. Except as specifically noted, the discussion does not address all of the federal income tax consequences that may be relevant:

     - to a holder in light of the holder's particular circumstances;

     - to a holder that is a partnership, corporation, trust or estate (and their partners, shareholders and beneficiaries);

     - to holders subject to special rules, such as certain financial institutions, tax-exempt entities, foreign corporations, non-resident alien individuals, regulated investment companies, insurance companies, dealers in securities, or traders in securities who elect to mark to market; and

     - to persons holding Units as part of a "straddle," "synthetic security," "hedge" or "conversion transaction" or other integrated investment.

Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

     The discussion deals only with Units held as "capital assets" within the meaning of Section 1221 of the Code.

     The federal income tax treatment of holders of Units depends in some instances on determinations of fact and interpretations of complex provisions of federal income tax laws for which no clear precedent or authority may be available. ACCORDINGLY, EACH PROSPECTIVE UNITHOLDER SHOULD CONSULT HIS OWN TAX ADVISORS WHEN DETERMINING THE FEDERAL, STATE, LOCAL AND ANY OTHER TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF UNITS.

LEGAL OPINIONS AND ADVICE

     The remainder of the discussion under this "Material Federal Income Tax Considerations" section is the opinion of Counsel as to the material federal income tax consequences of the ownership and disposition of Units.

     Counsel has rendered its opinion to the Partnership to the effect that:

     - the Partnership and the Operating Partnerships are and will continue to be classified as partnerships for federal income tax purposes and will not be classified as associations taxable as corporations, assuming that the factual representations set forth in "-- General Features of Partnership Taxation -- Partnership Status" are adhered to by such partnerships;

     - each person who acquires beneficial ownership of Units pursuant to this prospectus and either has been admitted or is pending admission to the Partnership as an additional limited partner will be treated as a partner of the Partnership for federal income tax purposes; and

     - each person who acquired beneficial ownership of Units and whose Units are held by a nominee will be treated as a partner of the Partnership for federal income tax purposes, so long as such person has the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of such Units.

     The following are material federal income tax issues associated with the ownership of Units and the operation of the Partnership with respect to which Counsel is unable to opine:

     - whether a court would sustain the valuations of assets and allocations of such amounts (the "Book-Tax Disparity") among tangible assets (and the resulting net Curative Allocations) if the IRS challenged such valuations and allocations;

     - whether a court would sustain certain procedures utilized by the Partnership in administering the Section 754 election and the resulting
       Section 743(b) adjustments to any Unitholder's basis in its Units if the IRS challenged such procedures. See "-- Tax Treatment of Operations --
       Section 754 Election."; and

     - whether a court would allow the Partnership's monthly convention for allocating Partnership income, gain, loss, deduction or credit to Partners. See "Disposition of Units -- Allocations Between Transferors and Transferees."

     A more detailed discussion of these items is contained in the applicable sections below.

     The opinion of Counsel as to partnership classification is based on certain representations of the Partnership and the General Partner. These representations address the nature of the income of the Partnership which is relevant to a determination of whether its income qualifies for the Natural Resource Exception pursuant to Section 7704 of the Code. See "-- General Features of Partnership Taxation -- Partnership Status." The opinion of Counsel is based upon existing provisions of the Code and the Regulations, existing administrative rulings and procedures of the IRS and existing court decisions. Such authorities may change in the future, which change could be retroactively applied. Such opinions represent only Counsel's best legal judgment as to the particular issues and are not binding on the IRS or the courts.

GENERAL FEATURES OF PARTNERSHIP TAXATION

     PARTNERSHIP STATUS. The applicability of the federal income tax consequences described in this prospectus depends on the treatment of the Partnership and the Operating Partnerships as partnerships for federal income tax purposes and not as associations taxable as corporations. For federal income tax purposes, a partnership is not a taxable entity. It is a conduit through which all items of partnership income, gain, loss, deduction and credit are passed through to its partners. Thus, income and deductions resulting from partnership operations are allocated to the partners and are taken into account by the partners on their individual federal income tax returns. In addition, a partner generally is not taxed upon a distribution of money from a partnership unless the amount of the distribution exceeds the partner's tax basis in the partner's interest in the partnership. If the Partnership or any of the Operating Partnerships were classified for federal income tax purposes as an association taxable as a corporation, the entity would be a separate taxable entity. In such a case, the entity, rather than its members, would be taxed on the income and gains and would be entitled to claim the losses and deductions resulting from its operations. A member would be taxed on distributions from the entity in the same manner as a shareholder would be taxed on distributions from a corporation. A member would recognize ordinary income to the extent of the current and accumulated earnings and profits of the entity, then a nontaxable reduction of basis to the extent of the member's tax basis in the member's interest in the entity and finally gain from the sale or exchange of the member's interest in the entity. Any such characterization of either the Partnership or one of the Operating Partnerships as an association taxable as a corporation would likely result in a material reduction of the anticipated cash flow and after-tax return to the Unitholders.

     Pursuant to Final Treasury Regulations 301.7701-1, 301.7701-2 and 301.7701-3, effective January 1, 1997 (the "Check-the-Box Regulations"), an entity in existence on January 1, 1997, will generally retain its current classification for federal income tax purposes. As of January 1, 1997, the Partnership was classified and taxed as a partnership. Pursuant to the Check-the-Box Regulations this prior classification will be respected for all periods prior to January 1, 1997, if (1) the entity had a reasonable basis for the claimed classification; (2) the entity recognized federal tax consequences of any change in classification within five years prior to January 1, 1997; and
(3) the entity was not notified prior to May 8, 1996, that the entity classification was under examination. Prior to the finalization of the Check-the-Box Regulations, the classification of an entity as a partnership was determined under a four factor test developed by a number of legal authorities. Based on this four factor test, the Partnership had a reasonable basis for its classification as a partnership. Moreover, the Partnership has not changed its classification and the IRS has not notified the partnership that its classification was under examination.

     Section 7704 provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception exists with respect to publicly traded partnerships 90% or more of the gross income of which for every taxable year consists of "qualifying income" (the "Natural Resource Exception"). "Qualifying income" includes income and gains derived from the exploration, development, mining or production, processing, refining, transportation (including pipelines) or marketing of any mineral or natural resource including oil, natural gas or products of oil and natural gas. Other types of "qualifying income" include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitute "qualifying income." The General Partner has represented that the Partnership will derive more than 90% of its gross income from fees and charges for transporting refined petroleum products, NGLs, CO(2) and other hydrocarbons through the Partnership's pipelines, dividends from the corporation that owns the Mont Belvieu Fractionator and interest (other than from a financial business). Based upon that representation, Counsel is of the opinion that the Partnership's gross income derived from these sources will constitute "qualifying income" and the Partnership will qualify for the Natural Resource Exception.

     If the Partnership fails to meet the Natural Resource Exception, the Partnership will be treated as if it had transferred on the first day of the year in which it fails to meet the Natural Resource Exception all of its assets (subject to liabilities) to a newly-formed corporation in exchange for stock in that corporation. Then that Partnership will be treated as having distributed such stock to the partners in liquidation of their interests in the Partnership. This contribution and liquidation should be tax-free to the holders of Units and the Partnership, if the Partnership, at that time, does not have liabilities in excess of the basis of its assets. Thereafter, the Partnership would be treated as a corporation for tax purposes.

     However, in such case the Partnership will not be treated as a corporation if the IRS determines that the failure to meet the Natural Resources Exception is inadvertent, and the Partnership takes steps within a reasonable time to once again meet the 90% gross income test and agrees to make such adjustments and pay such amounts as the IRS requires. Such amount might include the tax liability that would be imposed on the Partnership if it were treated as a corporation during the period of inadvertent failure. The General Partner, as general partner of the Partnership, will use its best efforts to assure that the Partnership will continue to meet the gross income test for each taxable year. The Partnership anticipates that it will continue to meet the gross income test. If the Partnership fails to meet the gross income test for any taxable year, the General Partner, as general partner of the Partnership, will use its best efforts to assure that the Partnership will qualify under the inadvertent failure exception discussed above.

     If the Partnership or any Operating Partnership were treated as an association or otherwise taxable as a corporation in any taxable year, because it failed to meet the Natural Resource Exception or for any other reason, its items of income, gain, loss, deduction and credit would be reflected only on its tax return rather than being passed through to the holders of Units, and its net income would be taxed at the entity level at corporate rates. In addition, any distribution made to a holder of Units would be treated as either taxable dividend income (to the extent of the Partnership's current or accumulated earnings and profits) or in the absence of earnings and profits as a nontaxable return of capital (to the extent of the holder's basis in the Units) or taxable capital gain (after the holder's basis in the Units is reduced to zero). Accordingly, treatment of either the Partnership or any of the Operating Partnerships as an association taxable as a corporation would materially reduce a Unitholder's cash flow and after-tax economic return on an investment in the Partnership.

     Congress could change the tax laws to treat the Partnership as an association taxable as a corporation for federal income tax purposes or otherwise subject it to entity-level taxation. The Partnership Agreement provides that, if a law is enacted that subjects the Partnership to taxation as a corporation or otherwise subjects the Partnership to entity-level taxation for federal income tax purposes, the General Partner will amend the Partnership Agreement to reduce its incentive distributions.

     Under current law, the Partnership and the Operating Partnerships are classified and taxed as partnerships for federal income tax purposes and not as associations taxable as corporations. This conclusion is based upon certain factual representations and covenants made by the General Partner including:

     - the General Partner will operate the Partnership and the Operating Partnerships strictly in accordance with (i) all applicable partnership statutes, and (ii) the Partnership Agreements;

     - the General Partner will at all times act independently of the Unitholders;

     - for each taxable year, the Partnership and the Operating Partnerships will derive less than 10% of the aggregate gross income from sources other than (i) the exploration, development, production, processing, refining, transportation or marketing of any mineral or natural resource, including oil, gas or products of oil and natural gas and naturally occurring carbon dioxide or (ii) other items of "qualifying income" within the definition of Section 7704(d);

     - prior to January 1, 1997, the General Partner maintained throughout the term of the Partnership and the Operating Partnerships substantial assets that creditors of the Partnership and the Operating Partnerships could reach. This determination was based upon the fair market value of its assets and excluding its interest in, and any account or notes receivable from or payable to, any limited partnership in which the General Partner has any interest; and

     - the Partnership and each of the Operating Partnerships have not elected association classification under the Check-the-Box Regulations or otherwise and will not elect such classification.

     The Partnership has not requested or received any ruling from the IRS with respect to the classification of the Partnership and the Operating Partnerships for federal income tax purposes and the opinion of Counsel is not binding on the IRS. The IRS imposed certain procedural requirements for years prior to 1997 to be met before it would issue a ruling to the effect that a limited partnership with a sole corporate general partner would be classified as a partnership for federal income tax purposes. These procedural requirements were not rules of substantive law to be applied on audit, but served more as a "safe-harbor" for purposes of obtaining a ruling. The General Partner believes that the Partnership and the Operating Partnerships did not satisfy all such procedural requirements. The conclusion described above as to the partnership status of the Partnership for years before January 1, 1997 does not depend upon the ability of the Partnership to meet the criteria set forth in such procedural requirements.

     The following discussion assumes that the Partnership and the Operating Partnerships are, and will continue to be, treated as partnerships for federal income tax purposes. If either assumption is incorrect, most, if not all, of the tax consequences described in the prospectus would not apply to Unitholders. In particular, if the Partnership is not a partnership, a Unitholder may for federal income tax purposes (i) recognize ordinary income, as the result of any payments to him in respect of partnership distributions and (ii) not be entitled to allocations of partnership income, gain, loss and deduction.

     LIMITED PARTNER STATUS. Holders of Units who the General Partner has admitted as limited partners will be treated as partners of the Partnership for federal income tax purposes. Moreover, the IRS has ruled that assignees of partnership interests who have not been admitted to a partnership as partners, but who have the capacity to exercise substantial dominion and control over the assigned partnership interests, will be treated as partners for federal income tax purposes. On the basis of this ruling, except as otherwise described in this prospectus, the General Partner will treat the following persons as partners of the Partnership for federal income tax purposes, (a) assignees who have executed and delivered Transfer Applications, and are awaiting admission as limited partners and (b) holders of Units whose Units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their Units. As this ruling does not extend, on its facts, to assignees of Units who are entitled to execute and deliver Transfer Applications and thereby become entitled to direct the exercise of attendant rights, but who fail to execute and deliver Transfer Applications, Counsel cannot opine as to the status of these persons as partners of the Partnership. Income, gain, deductions, losses or credits would not appear to be reportable by such a holder of Units, and any such holders of Units receiving cash distributions would be fully taxable as ordinary income. These holders should consult their own tax advisors with respect to their status as partners in the Partnership for federal income tax purposes. A purchaser or other transferee of Units who does not execute and deliver a Transfer Application may not receive certain federal income tax information or reports furnished to record holders of Units, unless the Units are held in a nominee or street name account and the nominee or broker has executed and delivered a Transfer Application with respect to such Units.

     A beneficial owner of Units whose Units have been transferred to a short seller to complete a short sale would appear to lose the status as a partner with respect to such Units for federal income tax purposes. See "-- Disposition of Units -- Treatment of Short Sales and Deemed Sales."

TAX CONSEQUENCES OF UNIT OWNERSHIP

     BASIS OF UNITS. A Unitholder's initial tax basis for a Unit is the amount paid for the Unit plus his share, if any, of nonrecourse liabilities of the Partnership. A partner also includes in the tax basis for such partnership interest any capital contributions that the partner actually makes to the Partnership and the partner's allocable share of all Partnership income and gains, less the amount of all distributions that the partner receives from the Partnership and such partner's allocable share of all Partnership losses. For purposes of these rules, if a partner's share of Partnership liabilities is reduced for any reason, the partner is deemed to have received a cash distribution equal to the amount of the reduction. The partner will recognize gain as a result of this deemed cash distribution if, and to the extent that, the deemed cash distribution exceeds the partner's adjusted tax basis for his partnership interest.

     FLOW-THROUGH OF TAXABLE INCOME. The Partnership will not pay any federal income tax. Instead, each holder of Units must report on such holder's income tax return such holder's allocable share of the income, gains, losses and deductions without regard to whether corresponding cash distributions are received by such Unitholders. Consequently, the Partnership may allocate income to a holder of Units even though the holder has not received a cash distribution in respect of such income.

     TREATMENT OF PARTNERSHIP DISTRIBUTIONS. Under Section 731 of the Code, a partner will recognize gain as a result of a distribution from a partnership if the partnership distributes an amount of money to the partner which exceeds such partner's adjusted tax basis in the partnership interest prior to the distribution. The amount of gain is limited to this excess. Cash distributions in excess of such Unitholder's basis generally will be considered to be gain from the sale or exchange of the Units, taxable in accordance with the rules described under "-- Disposition of Units."

     A decrease in a Unitholder's percentage interest in the Partnership, because of the Partnership's issuance of additional Units, or otherwise, will decrease a Unitholder's share of nonrecourse liabilities of the Partnership, if any. This decrease will result in a corresponding deemed distribution of cash. The Partnership does not currently have, and the General Partner does not anticipate that it will have, any material nonrecourse liabilities.

     A non-pro rata distribution of money or property may result in ordinary income to a holder of Units, regardless of such holder's tax basis in Units, if the distribution reduces such holder's share of the Partnership's "Section 751 Assets." "Section 751 Assets" are defined by the Code to include assets giving rise to depreciation recapture or other "unrealized receivables" or "substantially appreciated inventory." For this purpose, inventory is substantially appreciated if its value exceeds 120% of its adjusted tax basis. In addition to depreciation recapture, "unrealized receivables" include rights to payment for goods (other than capital assets) or services to the extent not previously includable in income under a partnership's method of accounting. To the extent that such a reduction in a Unitholder's share of Section 751 Assets occurs, the Partnership will be deemed to have distributed a proportionate share of the Section 751 Assets to the Unitholder followed by a deemed exchange of such assets with the Partnership in return for the non-pro rata portion of the actual distribution made to such holder. This deemed exchange will generally result in the realization of ordinary income under Section 751(b) by the Unitholder. Such income will equal the excess of (1) the non-pro rata portion of such distribution over (2) the Unitholder's tax basis in such holder's share of Section 751 Assets deemed relinquished in the exchange.

     LIMITATIONS ON DEDUCTIBILITY OF LOSSES. Generally, a Unitholder may deduct his share of losses that the Partnership incurs only to the extent of his tax basis in the Units which he holds. A further "at risk" limitation may operate to limit deductibility of losses in the case of an individual holder of Units if the "at risk" amount is less than the holder's basis in the Units. This limitation also applies to a corporate holder of Units if five or fewer individuals or certain tax-exempt organizations own directly or indirectly more than 50% in the value of its stock. A holder of Units must recapture losses deducted in previous years to the extent that the Partnership distributions cause such Unitholder's at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a holder of Units or recaptured as a result of theses limitations will carry forward and will be allowable to the extent that the Unitholder's basis or at risk amount (whichever is the applicable limiting factor) is increased.

     In general, a holder of Units will be "at risk" to the extent of the purchase price of the holder's Units. The amount "at risk" may be less than the Unitholder's basis for the Units in an amount equal to the Unitholder's share of nonrecourse liabilities, if any, of the Partnership. A Unitholder's at risk amount will increase or decrease as the basis of such Units held increases or decreases, excluding any effect on basis attributable to changes in the Unitholder's share of Partnership nonrecourse liabilities.

     The passive loss limitations generally provide that individuals, estates, trusts, certain closely-held corporations and personal service corporations can only deduct losses from passive activities (generally, activities in which the taxpayer does not materially participate) that are not in excess of the taxpayer's income from such passive activities or investments. The passive loss limitations are not applicable to a widely held corporation. The passive loss limitations are to be applied separately with respect to each publicly traded partnership. Consequently, a Unitholder can use the losses generated by the Partnership, if any, only to offset future income generated by the Partnership. A Unitholder cannot use such losses to offset income from other passive activities or investments (including other publicly traded partnerships) or salary or active business income. Passive losses that are not deductible, because they exceed the Unitholder's allocable share of income generated by the Partnership would be deductible in the case of a fully taxable disposition of such Units to an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions such as the at risk rules and the basis limitation.

     The IRS has announced that it will issue Treasury Regulations that characterize net passive income from a publicly traded partnership as investment income for purposes of the limitations on the deductibility of investment interest.

     ALLOCATION OF INCOME, GAIN, LOSS AND DEDUCTION. In general, the Partnership will allocate items of income, gain, loss and deduction between the General Partner, in its capacity as general partner, and the holders of Units in the same proportion that Available Cash is distributed between the General Partner and the holders of Units. If distributions of Available Cash are not made in respect of a particular taxable year, the Partnership will allocate such items among the partners in accordance with their respective percentage interests. If the Partnership has a net loss, the Partnership will allocate items of income, gain, loss and deduction first, to the General Partner and the

Unitholders to the extent of their positive capital accounts, and second, to the General Partner. On a liquidating sale of assets, the Partnership Agreement provides separate gain and loss allocations, designed to the extent possible,
(1) to eliminate a deficit in any partner's capital account and (2) to produce capital accounts which, when followed on liquidation, will result in each holder of Units recovering Unrecovered Capital, and a distributive share of any additional value.

     Under Section 704(b), a partnership's allocation of any item of income, gain, loss or deduction to a partner will not be given effect for federal income tax purposes, unless it has "substantial economic effect," or is otherwise allocated in accordance with the partner's interest in the partnership. If the allocation does not satisfy this standard, it will be reallocated among the partners on the basis of their respective interests in the partnership, taking into account all facts and circumstances.

     Regulations under Section 704(b) delineate the circumstances under which the IRS will view partnership allocations as having an "economic effect" that is "substantial." Generally, for an allocation to have "economic effect" under the
Regulations:

     - the partnership must reflect the allocation as an appropriate increase or decrease in a capital account maintained for each partner in accordance with specific rules set forth in the Regulations;

     - throughout the term of the partnership, the partnership must make liquidating distributions (including complete redemptions of a partner's interest in the partnership) in accordance with the partner's positive capital account balances; and

     - any partner with a deficit balance in such partner's capital account following a liquidating distribution must be unconditionally obligated (either by contract or state law) to restore the amount of such deficit to the partnership within a limited period of time.

     If the first two of these requirements are met, but the partner to whom an allocation of loss or deduction is made is not obligated to restore the full amount of any deficit balance in such partner's capital account upon liquidation of the partnership, an allocation of loss or deduction may still have economic effect, if (1) the agreement contains a "qualified income offset" provision, and
(2) the allocation either does not (i) cause a deficit balance in a partner's capital account (reduced by certain anticipated adjustments, allocations and distributions specified in the Regulations) as of the end of the partnership taxable year to which the allocation relates or (ii) increase any such deficit balance in this specially adjusted capital account by more than the partner's unpaid obligation to contribute additional capital to the partnership. A qualified income offset provision requires that in the event of any unexpected distribution (or specified adjustments or allocations) the partnership must make an allocation of income or gain to the distributees that eliminates the resulting capital account deficit as quickly as possible. This rule is referred to in this prospectus as the "Alternate Economic Effect Rule."

     The Regulations require that capital accounts be:

     - credited with the fair market value of property contributed to the partnership, net of liabilities encumbering the contributed property that the partnership is considered to assume or take subject to pursuant to
       Section 752 ("Contributed Property");

     - credited with the amount of cash contributed to the partnership; and

     - adjusted by items of depreciation, amortization, gain and loss attributable to partnership properties that have been computed by taking into account the book value (rather than tax basis) of such properties.

     A partner's capital account must also be reduced by:

     - the amount of money distributed to such partner by the partnership;

     - the fair market value of property distributed to such partner by the partnership, net of liabilities encumbering the distributed property that such holder is considered to assume or take subject to pursuant to
       Section 752; and

     - a distributive share of certain partnership expenses that are neither deductible nor amortizable.

     The "Book-Tax Disparities" created by crediting capital accounts with the value of Contributed Properties are eliminated through tax allocations that cause the partner whose capital account reflects unrealized gain or loss to bear the corresponding tax benefit or burden associated with the recognition of such unrealized gain or loss in accordance with the principles of Section 704(c). The allocations of these tax items that differ in amount from their correlative book items do not have economic effect, because they are not reflected in the partners' capital accounts. However, the allocations of such items will be deemed to be in accordance with the partners' interests in the partnership if they are made in accordance with the Section 704(c) Regulations.

     In addition, the Regulations permit a partnership to increase or decrease partners' capital accounts to reflect a fair market revaluation of partnership property, if the adjustments are made for a substantial non-tax business purpose in connection with a contribution or distribution of money or other property in consideration for the acquisition or relinquishment of an interest in the partnership. These adjustments may also create Book-Tax Disparities, which the Regulations require a partnership to eliminate through tax allocations in accordance with Section 704(c) principles.

     An allocation must not only have economic effect to be respected, but that economic effect must also be "substantial." The economic effect of an allocation is substantial if there is a reasonable possibility that the allocation will affect substantially the dollar amounts the partners will receive from the partnership, independent of tax consequences. As a general matter, however, the economic effect of an allocation is not substantial if, at the time the partnership adopts the allocation, the after-tax economic consequences of at least one partner may, in present value terms, be enhanced by such allocation, but there is a strong likelihood that the after-tax economic consequences of no other partner will, in present value terms, be substantially diminished by such allocation.

     The Partnership Agreement requires that the Partnership maintain a capital account for each partner, generally in accordance with the applicable tax accounting principles set forth in the Regulations, and that the Partnership reflect all allocations to a partner by an appropriate increase or decrease in the partner's capital account. In addition, the General Partner will make distributions upon liquidation of the Partnership in accordance with positive capital account balances. The limited partners are not required to contribute capital to the Partnership to restore deficit balances in their capital accounts upon liquidation of the Partnership. However, the Partnership Agreement contains qualified income offset and minimum gain chargeback provisions, which under the
Section 704(b) Regulations comply with the Alternate Economic Effect Rule and will obviate the requirement to restore negative capital accounts. The Partnership Agreement provides for the reallocation to the General Partner of any losses or deductions otherwise allocable to a holder of Units that have the effect of creating a deficit balance in such holder's capital account, as specially adjusted, pursuant to the Partnership Agreement's terms.

     Except as discussed below, items of income, gain, loss and deduction allocated to the holders of Units, in the aggregate, will be allocated among the holders of Units in accordance with the number of Units held by such Unitholder. The Partnership will make special tax (but not book) allocations to reflect Book-Tax Disparities with respect to Contributed Properties. The Partnership

Agreement also provides for certain special allocations of income and gain required by the qualified income offset and minimum gain chargeback provisions. In addition, the Partnership Agreement empowers the General Partner to allocate various Partnership items other than in accordance with the percentage interests of the General Partner and the holders of Units when, in its judgment, such special allocations are necessary to comply with applicable provisions of the Code and the Regulations and to achieve uniformity of Units. See "-- Uniformity of Units."

     With respect to Contributed Property, the Partnership Agreement provides that, for federal income tax purposes, items of income, gain, loss and deduction are first allocated among the partners in a manner consistent with Section 704(c). In addition, the Partnership Agreement requires the Partnership to allocate items of income, gain, loss and deduction attributable to any properties in accordance with Section 704(c) principles when, upon the subsequent issuance of any Units, the Partnership has adjusted the book value of such properties to reflect unrealized appreciation or depreciation in value from the later of the Partnership's acquisition date for such properties or the latest date of a prior issuance of Units ("Adjusted Property"). Thus, the Partnership will specially allocate deductions for the depreciation of Contributed Property and Adjusted Property to the non-contributing Unitholders and the Partnership will specially allocate gain or loss from the disposition of such property attributable to the Book-Tax Disparity (the "Section 704(c) Gain") to the contributing Unitholders so that the non-contributing Unitholders may claim, to the extent possible, cost recovery and depreciation deductions and the Partnership will allocate to them gain or loss from the sale of assets generally as if they had purchased a direct interest in the Partnership's assets.

     The Partnership Agreement also allocates gain from the sale of properties that is characterized as recapture income among the holders of Units and the General Partner (or its successors) in the same manner in which such partners were allocated the deductions giving rise to such recapture income. Final Treasury Regulations under Section 1245 provide that depreciation recapture will be specially allocated based on the allocation of the deductions giving rise to such recapture income, as provided for in the Partnership Agreement.

     Items of gross income and deduction will be allocated in a manner intended to eliminate Book-Tax Disparities, if any, that are not eliminated by Section 704(c) allocations as a result of the application of the Ceiling Rule with respect to Contributed Property or Adjusted Property. Such Curative Allocations of gross income and deductions to preserve the uniformity of the income tax characteristics of Units will not have economic effect, because the capital accounts of the holders of Units will not reflect such allocations. However, such allocations will eliminate Book-Tax Disparities and are thus consistent with the Regulations under Section 704(c). With the exception of certain conventions adopted by the Partnership with respect to administration of the
Section 754 election and the attendant Section 743(b) basis adjustments discussed at "-- Tax Treatment of Operations -- Section 754 Election"; and allocation of the effect of unamortizable Section 197 Book-Up amounts and common inside basis, allocations under the Partnership Agreement will be given effect for federal income tax purposes in determining a holder's distributive share of an item of income, gain, loss or deduction. There are, however, uncertainties in the Regulations relating to allocations of partnership income, and Unitholders should be aware that the IRS may successfully challenge some of the allocations in the Partnership Agreement. See "-- Tax Treatment of Operations -- Section 754 Election-- " and "-- Uniformity of Units" for a discussion of such allocations.

TAX TREATMENT OF OPERATIONS

     ACCOUNTING METHOD AND TAXABLE YEAR. The Partnership currently maintains the calendar year as its taxable year and has adopted the accrual method of accounting for federal income tax purposes.

     TAX BASIS, DEPRECIATION AND AMORTIZATION. The Partnership will use its tax bases for its assets to compute depreciation and cost recovery deductions and, ultimately, after adjustment for intervening depreciation or cost recovery deductions, gain or loss on the disposition of such assets.

     The Partnership and the Operating Partnerships will have tangible assets of substantial value, including the pipelines and related equipment. A significant portion of the assets were placed in service prior to the effective dates of the accelerated cost recovery system and will be depreciated over a 17 1/2 year period on a declining balance method. The General Partner will depreciate certain assets using the accelerated methods provided for under Section 168 of the Code. In addition, the Partnership, will use accelerated methods provided for under Section 167 of the Code to depreciate certain other assets during the early years of the depreciable lives of those assets, and then elect to use the straight line method in subsequent years.

     The Partnership allocated the capital account value among the Partnership's assets after the acquisition of Santa Fe based upon their relative fair market values established by an independent appraisal. Any amount in excess of the fair market values of specific tangible assets may constitute non-amortizable intangible assets (including goodwill).

     The tax basis of goodwill and most other intangible assets used in a trade or business acquired after August 10, 1993 (or prior to that time in certain events), may be amortized over 15 years. The Partnership will not amortize the goodwill, if any, created as a result of the acquisition of Santa Fe for tax capital account or income tax purposes because of the Step-in-the-Shoes and Anti-Churning rules. However, see "-- Section 754 Election" with respect to the amortization of Section 743(b) adjustments available to purchasers of Units. The IRS may challenge either the fair market values or the useful lives assigned to such assets. If any such challenge or characterization were successful, the Partnership would reduce the deductions allocated to a holder of Units in respect of such assets and would increase by a like amount a Unitholder's share of taxable income from the Partnership. Any such increase could be material.

     If the Partnership disposes of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain may be subject to the recapture rules and taxed as ordinary income rather than capital gain. The Partnership will determine the amount of the gain by reference to the amount of depreciation previously deducted and the nature of the property. Similarly, a partner that has taken cost recovery or depreciation deductions with respect to Partnership property may be required to recapture such deductions upon a sale of such partner's interest in the Partnership. See "-- Allocation of Partnership Income, Gain, Loss and Deduction" and "-- Disposition of Units -- Recognition of Gain or Loss."

     A partnership may amortize its organizational costs over any period selected by the partnership not shorter than 60 months. A partnership must capitalize the costs incurred in promoting the issuance of Units, including underwriting commissions and discounts. The Partnership cannot deduct such costs currently, ratably or upon termination of the Partnership. Uncertainties exist regarding the classification of costs as organization expenses, which the Partnership may amortize, and as syndication expenses which the Partnership may not amortize.

     SECTION 754 ELECTION. The Partnership has previously made a Section 754 election and will make another Section 754 election for protective purposes. This election is irrevocable without the consent of the IRS. The election will generally permit a purchaser of Units to adjust such purchaser's share of the basis in the Partnership's properties ("Common Basis") pursuant to Section 743(b) to reflect the purchase price paid for such Units. In the case of Units purchased in the market, the Section 743(b) adjustment acts in concert with
Section 704(c) allocations (and Curative Allocations, if respected) in providing the purchaser of such Units with the equivalent of a fair market value Common Basis. See "-- Allocation of Partnership Income, Gain, Loss and Deduction." The Section 743(b) adjustment is attributed solely to a purchaser of Units and is not added to the bases of the Partnership's assets associated with Units held by other Unitholders. For purposes of this discussion, a Unitholder's inside basis in the Partnership's assets is considered to have two components:

     - the Unitholder's share of the Partnership's actual basis in such assets ("Common Basis"); and

     - the Unitholder's Section 743(b) adjustment allocated to each such asset.

     A Section 754 election is advantageous if the transferee's basis in Units is higher than the Partnership's aggregate Common Basis allocable to that portion of its assets represented by such Units immediately prior to the transfer. In such case, pursuant to the election, the transferee would take a new and higher basis in the transferee's share of the Partnership's assets for purposes of calculating, among other items, depreciation deductions and the applicable share of any gain or loss on a sale of the Partnership's assets. Conversely, a Section 754 election is disadvantageous if the transferee's basis in such Units is lower than the Partnership's aggregate Common Basis allocable to that portion of its assets represented by such Units immediately prior to the transfer. Such election may affect either favorably or unfavorably, the amount that a holder of Units may obtain upon the sale of Units. A constructive termination of the Partnership will also cause a Section 708 termination of the Operating Partnerships. Such a termination could also result in penalties or loss of basis adjustments under Section 754, if the General Partner could not determine that the termination had occurred and, therefore, did not timely file a tax return or make appropriate Section 754 elections for the "new" Partnership.

     Proposed Treasury Regulation Section 1.743-1(j)(4)(B) generally requires the Partnership to depreciate the Section 743(b) adjustment attributable to recovery property as if the total amount of such adjustment were attributable to newly-acquired recovery property placed in service when the purchase of a Unit occurs. Under Treasury Regulation Section 1.167(c)-1(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 rather than cost recovery deductions under Section 168 is generally required to be depreciated using either the straight-line method or the 150% declining balance method. Although Counsel is unable to opine as to the validity of such an approach, the Partnership intends to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of the Partnership property (to the extent of any unamortized Book-Tax Disparity) using a rate of depreciation derived from the depreciation method and useful life applied to the Common Basis of such property, despite its inconsistency with Proposed Treasury Regulation Section 1.743-1(j)(4)(B) and Treasury Regulation
Section 1.167(c)-1(a)(6). If an asset is not subject to depreciation or amortization, no Section 743(b) adjustment would be available to that extent. If the General Partner determines that the Partnership cannot reasonably take such position, it may adopt a depreciation convention under which all purchasers acquiring Units in the same month would receive depreciation, whether attributable to Common Basis or Section 743(b) basis, based upon the same applicable rate as if they had purchased a direct interest in the Partnership's property. Such an aggregate approach, or any other method required as a result of an IRS examination, may result in lower annual depreciation deductions than would otherwise be allowable to certain holders of Units. See "-- Uniformity of Units."

     The Partnership must allocate the Section 743(b) adjustment in accordance with the principles of Section 1060. Based on these principles, the IRS may seek to reallocate some or all of any Section 743(b) adjustment that the Partnership does not allocate to intangible assets which have a longer 15 year amortization period and which are not eligible for accelerated depreciation methods generally applicable to other assets of the Partnership.

     The calculations involved in the Section 754 election are complex and the Partnership will make such calculations on the basis of certain assumptions as to the value of the Partnership assets and other matters. The IRS may challenge the General Partner's determinations and may seek to disallow or reduce the deductions attributable to them.

     VALUATION OF PROPERTY OF THE PARTNERSHIP. The federal income tax consequences of the acquisition, ownership and disposition of Units will depend in part on estimates by the General Partner of the relative fair market values, and determinations of the tax basis, of the assets of the Partnership. Although the General Partner may from time to time consult with professional appraisers with respect to valuation matters, the General Partner will make many of the relative fair market value estimates by itself. These estimates are subject to challenge and are not binding on the IRS or the courts. In the event the determinations of fair market value are subsequently found to be incorrect, the character and amount of items of income, gain, loss, deductions or credits previously reported by Unitholders might change, and Unitholders might have additional tax liability for such prior periods.

     TAX TREATMENT OF CORPORATE SUBSIDIARIES. The Partnership owns an interest in several corporations. As corporations these entities pay federal and state income taxes. The Partnership, as a shareholder, will include in its income any amounts distributed to it by such corporations to the extent of such corporations' current and accumulated earnings and profits. The General Partner estimates that a portion of the corporations' cash distributions to the Partnership will be treated as taxable dividends.

     ALTERNATIVE MINIMUM TAX. Each holder of Units must take into account such holder's distributive share of any items of the Partnership's income, gain or loss for purposes of the alternative minimum tax ("AMT"). The AMT currently is a tax of 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income of individuals. Alternative minimum taxable income is calculated using the 150% declining balance method of depreciation with respect to personal property and 40-year straight-line depreciation for real property. These depreciation methods are not as favorable as the alternative straight line and accelerated methods provided for under Section 168 which the Partnership will use in computing its income for regular federal income tax purposes. Accordingly, a Unitholder's AMT taxable income derived from the Partnership may be higher than such holder's share of the Partnership's net income. Prospective holders of Units should consult with their tax advisors as to the impact of an investment in Units on their liability for the alternative minimum tax.

DISPOSITION OF UNITS

     RECOGNITION OF GAIN OR LOSS. A Unitholder will recognize gain or loss on a sale of Units equal to the difference between the amount realized and a holder's tax basis for the Units sold. A holder's amount realized will be measured by the sum of the cash received or the fair market value of other property received, plus such holder's share of the Partnership's nonrecourse liabilities. Because the amount realized includes a Unitholder's share of the Partnership's nonrecourse liabilities, the gain recognized on the sale of Units could result in a tax liability in excess of any cash received from such sale.

     In general, the Partnership will allocate items of income, gain, loss and deduction for book and tax purposes among the General Partner, in its capacity as general partner, and the holders of Units in the same proportion that Available Cash is distributed. If distributions of Available Cash are not made in respect of a particular taxable year, the Partnership will allocate such items among the partners in accordance with their percentage interests. Moreover, if a Unitholder has received distributions from the Partnership which exceed the cumulative net taxable income allocated to him, his basis will decrease to an amount less than his original purchase price for the Units. In effect, this amount would increase the gain recognized on sale of the Unit(s). Under such circumstances, a gain could result even if the Unit(s) are sold at a price less than their original cost.

     The IRS has ruled that a partner acquiring interests in a partnership in separate transactions at different prices must maintain an aggregate adjusted tax basis in a single partnership interest and that, upon sale or other disposition of some of the interests, the partnership must allocate a portion of such aggregate tax basis to the interests sold on the basis of some equitable apportionment method. The ruling is unclear as to how this aggregation concept affects the holding period. If this ruling is applicable to the holders of Units, the aggregation of tax bases of a holder of Units effectively prohibits such holder from choosing among Units with varying amounts of unrealized gain or loss as would be possible in a stock transaction. Thus, the ruling may result in an acceleration of gain or deferral of loss on a sale of a portion of a holder's Units. It is not clear whether the ruling applies to publicly traded partnerships, such as the Partnership, the interests in which are evidenced by separate Units. Accordingly, Counsel is unable to opine as to the effect such ruling will have on a holder of Units. A holder of Units considering the purchase of additional Units or a sale of Units purchased at differing prices should consult a tax advisor as to the possible consequences of such ruling.

     Should the IRS successfully contest the convention used by the Partnership to amortize only a portion of the Section 743(b) adjustment (described under "-- Tax Treatment of Operations -- Section 754 Election") attributable to an Amortizable Section 197 Intangible after a sale of Units, a holder of Units could realize more gain from the sale of its Units than if such convention had been respected. In that case, the holder of Units may be unable to claim additional deductions against income in prior years to which they are entitled with the result of greater overall taxable income than appropriate. Counsel is unable to opine as to the validity of the convention because of the lack of specific regulatory authority for its use.

     TREATMENT OF SHORT SALES AND DEEMED SALES. Under the 1997 Act, a taxpayer is treated as having sold an "appreciated" partnership interest (one in which gain would be recognized if such interest were sold), if such taxpayer or related persons entered into one or more positions with respect to the same or substantially identical property which, for some period, substantially eliminated both the risk of loss and opportunity for gain on the appreciated financial position. This rule would include selling "short against the box" transactions. Holders of Units should consult with their tax advisers in the event they are considering entering into a short sale transaction or any other risk arbitrage transaction involving Units.

     A holder that loans Units to a "short seller" to cover a short sale of Units will be considered as having transferred beneficial ownership of those Units. Such a holder will, thus, no longer be a partner with respect to those Units during the period of the loan. As a result, during this period:

     - any Partnership income, gain, deductions, losses or credits with respect to those Units would appear not to be reportable by the holders thereof;

     - any cash distributions received by such holders with respect to those Units would be fully taxable; and

     - all of such distributions would appear to be treated as ordinary income.

     The IRS could also contend that a loan of Units to a "short seller" constitutes a taxable exchange. If the IRS were successful, a lending holder of Units may be required to recognize gain or loss. HOLDERS OF UNITS DESIRING TO ASSURE THEIR STATUS AS PARTNERS SHOULD MODIFY THEIR BROKERAGE ACCOUNT AGREEMENTS, IF ANY, TO PROHIBIT THEIR BROKERS FROM BORROWING THEIR UNITS.

     CHARACTER OF GAIN OR LOSS. Generally, a Unitholder will recognize capital gain or loss on the sale or exchange of a Unit. This rule does not apply to a "dealer" in Units. For transactions in tax years ending after December 31, 1997, the 1998 Act reduced the holding period required for long-term capital gain treatment to 12 months in order to qualify a gain for an effective maximum tax rate of 20%. Capital assets sold at a profit within 12 months of purchase would result in short term capital gains taxed at ordinary income tax rates. The Partnership must separately compute any gain or loss. These gains or losses will be taxed as ordinary income or loss under Section 751 to the extent attributable to assets giving rise to depreciation recapture or other "unrealized receivables" or to "inventory" owned by the Partnership. The 1997 Act provides for a maximum 25% tax rate for depreciation recapture attributable to "unrecaptured Section 1250 gain". For this purpose, Section 1250 gain includes any gain which would have been treated as ordinary income if the property had been Section 1245 property. This provision would effectively tax all depreciation on Section 1250 property at a 25% rate. The term "unrealized receivables" also includes potential recapture items other than depreciation recapture. Ordinary income attributable to unrealized receivables, inventory and depreciation recapture may exceed net taxable gain realized upon the sale of a Unit. In such a case, a Unitholder will recognize income even if there is a net taxable loss realized on the sale of a Unit. Any loss recognized on the sale of Units will generally be a capital loss. Thus, a holder of Units may recognize both ordinary income and a capital loss upon a disposition of Units. Net capital loss may offset no more than $3,000 of ordinary income in the case of individuals and may only offset capital gains in the case of a corporation.

     ALLOCATIONS BETWEEN TRANSFERORS AND TRANSFEREES. In general, the Partnership will determine taxable income and losses annually and will prorate these amounts on a monthly basis. The Partnership will subsequently apportion these amounts among the holders in proportion to the number of Units owned by them as of the opening of the first business day of the month to which the income and losses relate even though Unitholders may dispose of their Units during the month in question. The Partnership will allocate gain or loss realized on a sale or other disposition of Partnership assets other than in the ordinary course of business among the Unitholders of record as of the opening of the NYSE on the first business day of the month in which such gain or loss is recognized. As a result of this monthly allocation, a holder of Units transferring Units in the open market may be allocated income, gain, loss, deduction, and credit accrued after the transfer.

     Existing Treasury Regulations may not permit the use of the monthly conventions discussed above. Accordingly, Counsel is unable to opine on the validity of the method of allocating income and deductions between a transferor and a transferee of Units. If a court determines the Treasury Regulations do not allow a monthly convention (or that it only applies to transfers of less than all of the holder's Units), it could reallocate taxable income or losses of the Partnership among the holders of Units. The General Partner is authorized to review the Partnership's method of allocation

     - between transferors and transferees; and

     - among partners whose interests otherwise vary during a taxable period to conform to a method permitted by future Treasury Regulations.

     If a holder disposes of Units prior to the record date for a quarterly distribution, the Partnership will allocate to such holder items of income and gain attributable to such quarter for the months during which such Units were owned. However, such holder will not receive the cash distribution for such quarter.

     UNITHOLDERS AND THE PARTNERSHIP MUST BE GIVEN CERTAIN NOTICES. A Unitholder who sells or exchanges Units must notify the Partnership in writing of such sale or exchange within 30 days of the sale or exchange and in any event by January 15 of the following year. The Partnership must notify the IRS of the transaction and furnish certain information to the transferor and transferee. However, these reporting requirements do not apply to a sale by an individual who is a United States citizen and who effects such sale through a broker. Additionally, a transferor and a transferee of a Unit must furnish statements to the IRS with their income tax returns for the taxable year in which the sale or exchange occurred, which set forth the amount of the consideration received for such Unit that is allocated to goodwill or going concern value of the Partnership. A Unitholder may have to pay substantial penalties if it fails to satisfy such reporting obligations.

     SALE OR EXCHANGE OF 50% OF THE UNITS WILL CAUSE A CONSTRUCTIVE
TERMINATION. The Partnership and the Operating Partnerships will be considered to have been terminated if there is a sale or exchange of 50% or more of the total interests in partnership capital and profits within a 12-month period. A constructive termination results in the closing of a partnership's taxable year for all partners and the "old" Partnership (before termination) is deemed to have contributed its assets to the "new" Partnership and distributed interests in the "new" Partnership to the holders of Units. The "new" Partnership is then treated as a new partnership for tax purposes. A constructive termination of the Partnership will also cause a Section 708 termination of the Operating Partnerships. Such a termination could also result in penalties or loss of basis adjustments under Section 754, if the Partnership cannot determine that the termination had occurred and, therefore, did not timely file a tax return and make the appropriate Section 754 elections for the "new" Partnership.

     In the case of a holder of Units reporting its taxable income on a fiscal year other than a calendar year, the closing of a tax year of the Partnership may result in more than 12 months' taxable income or loss of the Partnership being includable in its taxable income for the year of termination. The Partnership must make new tax elections, including a new election under Section 754, subsequent to the constructive termination. A constructive termination would also result in a deferral of the Partnership's deductions for depreciation and amortization. In addition, a termination might either accelerate the application of or subject the Partnership to any tax legislation enacted with effective dates after the date of the termination.

     ENTITY-LEVEL COLLECTIONS. If applicable law so requires, the Partnership must pay any federal, state or local income tax on behalf of any holder of Units or the General Partner or former holders of Units. In such a case, the General Partner may pay such taxes from Partnership funds. The Partnership will treat such payments, if made, as current distributions of cash. The General Partner may amend the Partnership Agreement to maintain uniformity of intrinsic tax characteristics of Units and to adjust subsequent distributions so that after giving effect to such deemed distributions, the priority and characterization of distributions otherwise applicable under the Partnership Agreement is maintained as nearly as is practicable. Payments by the Partnership as described above could give rise to an overpayment of tax on behalf of an individual partner in which event, the partner could file a claim for credit or refund.

     UNIFORMITY OF UNITS. The Partnership cannot trace the chain of ownership of any particular Unit. Therefore, it is unable to track the economic and tax characteristics related to particular Units from owner to owner. Consequently, the Partnership needs to maintain uniformity of the economic and tax characteristics of the Units to a purchaser of Units. In order to achieve uniformity, compliance with a number of federal income tax requirements, both statutory and regulatory, could be substantially diminished. For example, a lack of uniformity can result from a literal application of Proposed Treasury Regulation Section 1.743-1(j)(4)(B) and Treasury Regulation Section 1.167(c)-1(a)(6) and from the effect of the Ceiling Rule on the Partnership's ability to make allocations to eliminate Book-Tax Disparities attributable to Contributed Properties and partnership property that the Partnership has revalued and reflected in the partners' capital accounts. If the IRS successfully challenged the conventions that are intended to achieve uniformity, the tax consequences of holding particular Units could differ. Any such non-uniformity could have a negative impact on the value of Units.

     The Partnership intends to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property or Adjusted Property (to the extent of any unamortized Book-Tax Disparity) using a rate of depreciation derived from the depreciation method and useful life applied to the Common Basis of such property, despite its inconsistency with Proposed Treasury Regulation Section 1.743-1(j)(4)(B) and Treasury Regulation Section 1.167(c)-1(a)(6). See "Tax Treatment of
Operations -- Section 754 Election." If the Partnership determines that it cannot reasonably take this position, the Partnership will adopt a different depreciation convention. For example, all purchasers acquiring Units in the same month could receive depreciation, whether attributable to Common Basis or
Section 743(b) basis, based upon the same applicable rate as if they had purchased a direct interest in the Partnership's property. If the Partnership adopts such an aggregate approach, it may result in lower annual depreciation deductions to certain holders of Units and risk the loss of depreciation deductions not taken in the year that such deductions are otherwise allowable. The Partnership will not adopt this convention if the Partnership determines that the loss of depreciation deductions would have a material adverse effect on a holder of Units. If the Partnership chooses not to utilize this aggregate method, the Partnership may use any other reasonable depreciation convention to preserve the uniformity of the intrinsic tax characteristics of Units that would not have a material adverse effect on the holders of Units. The IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If such a challenge were sustained, the uniformity of Units might be affected.

     The Partnership will specially allocate items of income and deduction, including the effects of any unamortizable intangibles under the Proposed Treasury Regulation Section 1.197-2(g)(1), in a manner that is intended to preserve the uniformity of intrinsic tax characteristics among all Units, despite the application of the Ceiling Rule to Contributed Properties and Adjusted Properties. The Partnership will make the special allocations solely for federal income tax purposes. See "-- Tax Consequences of Unit Ownership" and "-- Allocations of Income, Gain, Loss and Deduction."

     TAX-EXEMPT ORGANIZATIONS AND CERTAIN OTHER INVESTORS. Ownership of Units by certain tax-exempt entities, regulated investment companies and foreign persons raises issues unique to such persons and, as described below, may have substantial adverse tax consequences.

     Employee benefit plans and most other organizations exempt from federal income tax (including IRAs and other retirement plans) are subject to federal income tax on unrelated business taxable income in excess of $1,000. Each such entity must file a tax return for each year in which it has more than $1,000 of gross income included in computing unrelated business taxable income. Substantially all of the taxable income derived by such an organization from the ownership of a Unit will be unrelated business taxable income and thus will be taxable to such a holder of Units at the maximum corporate tax rate. Also, to the extent that the Partnership holds debt financed property, the disposition of a Unit could result in unrelated business taxable income.

     A regulated investment company is required to derive 90% or more of its gross income from interest, dividends, gains from the sale of stocks or securities or foreign currency or certain related sources. The Partnership does not anticipate that any significant amount of its gross income will include those categories of income.

     Non-resident aliens and foreign corporations, trusts or estates which acquire Units will be considered to be engaged in business in the United States on account of ownership of Units. As a result, they file federal tax returns for their distributive shares of Partnership income, gain, loss, deduction or credit and pay federal income tax at regular tax rates on such income. Generally, a partnership must pay a withholding tax on the portion of the partnership income which is effectively connected with the conduct of a United States trade or business and which is allocable to the foreign partners, regardless of whether the Partnership has made any actual distributions to such partners. However, under procedural guidelines applicable to publicly traded partnerships, the Partnership has elected instead to withhold (or a broker holding Units in street name will withhold) at the rate of 39.6% on actual cash distributions made quarterly to foreign holders of Units. Each foreign holder of Units must obtain a taxpayer identification number from the IRS and submit that number to the Transfer Agent on a Form W-8 in order to obtain credit for the taxes withheld. Subsequent adoption of Treasury Regulations or the issuance of other administrative pronouncements may require the Partnership to change these procedures.

     Because a foreign corporation which owns Units will be treated as engaged in a United States trade or business, such a holder may have to pay a United States branch profits tax at a rate of 30%, on its allocable share of the Partnership's earnings and profits that are effectively connected with the conduct of a United States trade or business. This amount will be adjusted for changes in the foreign corporation's "U.S. net equity." Such a tax may be reduced or eliminated by an income tax treaty between the United States and the country where the foreign corporate holder of Units is a "qualified resident." This tax is in addition to regular federal income tax.

     An interest in the Partnership may also constitute a "United States Real Property Interest" ("USRPI") under Section 897(c) of the Code. For this purpose, Treasury Regulation Section 1.897-1(c)(2)(iv) treats a publicly traded partnership the same as a corporation. Assuming that the Units continue to be regularly traded on an established securities market, a foreign holder of Units who sells or otherwise disposes of a Unit and who has always held 5% or less in value of the Units, including Units held by certain related individuals and entities during the five-year period ending on the date of the disposition will qualify for an exclusion from USRPI treatment and will not be subject to federal income tax on gain realized on the disposition that is attributable to real property held by the Partnership. However, such holder may have to pay federal income tax on any gain realized on the disposition that is treated as effectively connected with a United States trade or business of the foreign holder of Units. This tax would be due regardless of a foreign Unitholder's percentage interest in the Partnership or whether Units are regularly traded. A foreign holder of Units will be subject to federal income tax on gain attributable to real property held by the Partnership if the holder held more than 5% in value of the Units, including Units held by certain related individuals and entities, during the five-year period ending on the date of the disposition or if the Units were not regularly traded on an established securities market at the time of the disposition.

     A foreign holder of Units will also be subject to withholding under Section 1445 of the Code if such holder owns, including Units held by certain related individuals and entities, more than a 5% interest in the Partnership. Under
Section 1445 a transferee of a USRPI is required to deduct and withhold a tax equal to 10% of the amount realized on the disposition of a USRPI if the transferor is a foreign person.

ADMINISTRATIVE MATTERS

     INFORMATION RETURNS AND AUDIT PROCEDURES. The Partnership intends to furnish to each holder of Units within 90 days after the close of each Partnership taxable year, certain tax information, including a Schedule K-1. The Schedule K-1 will list each holder's allocable share of the Partnership's income, gain, loss, deduction and credit. In preparing this information, which counsel will generally not review, the General Partner will use various accounting and reporting conventions to determine the respective Unitholder's allocable share of income, gain, loss, deduction and credits. Some of these conventions were discussed above. There is no assurance that any such conventions will yield a result which conforms to the requirements of the Code, the Regulations or administrative interpretations of the IRS. The General Partner cannot assure a current or prospective holder of Units that the IRS will not successfully contend in court that such accounting and reporting conventions are impermissible.

     The IRS may in the future audit the Partnership which could result in adjustments to the Partnership's tax returns. A holder of Units owning less than a 1% profits interest in the Partnership has limited rights to participate in the income tax audit process. Further, any adjustments in the Partnership's returns will lead to adjustments in Unitholder's returns and may lead to audits of their returns and adjustments of items unrelated to the Partnership. Each Unitholder would bear the cost of any expenses incurred in connection with an examination of such holder's personal tax return.

     Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss, deduction and credit are determined at the partnership level in a unified partnership proceeding rather than in separate proceedings with the partners. Under the 1997 Act, any penalty relating to an adjustment to a partnership item is determined at the partnership level. The Code provides for one partner to be designated as the "Tax Matters Partner" for these purposes. The Partnership Agreement appoints the General Partner as the Tax Matters Partner.

     The Tax Matters Partner will make certain elections on behalf of the Partnership and holders of Units and can extend the statute of limitations for assessment of tax deficiencies against holders of Units with respect to the Partnership items. The Tax Matters Partner may bind a holder of Units with less than a 1% profits interest in the Partnership to a settlement with the IRS, unless such holder elects, by filing a statement with the IRS, not to give such authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review of a final partnership administrative adjustment. All the holders of Units would be bound by the court's decision in the judicial review. If the Tax Matters Partner fails to seek judicial review, any holder having at least a 1% interest in the profits of the Partnership or holders of Units having in the aggregate at least a 5% profits interest may seek such a review. However, only one action for judicial review will go forward, and each holder of Units with an interest in the outcome may participate.

     A holder of Units must file a statement with the IRS identifying the treatment of any item on its federal income tax return that is inconsistent with the treatment of the item on the Partnership's return to avoid the requirement that all items be treated consistently on both returns. A holder of Units may have to pay substantial penalties if it intentionally or negligently disregards the consistency requirement.

     ELECTING LARGE PARTNERSHIPS. The 1997 Act provides that certain partnerships with at least 100 partners may elect to be treated as an electing large partnership ("ELP") for tax years ending after December 31, 1997. If Congress makes further revisions to the law, it is possible that at some future date the Partnership will make this election to be taxed as an electing large partnership. However, based on current law, the Partnership does not intend to make such an election for 1998 or any subsequent year.

     Under the reporting provisions of the 1997 Act, each partner of an ELP will take into account separately such partner's share of several designated items, determined at the partnership level. The ELP procedures provide that any tax adjustments generally would flow through to the holders of Units for the year in which the adjustment takes effect, and the adjustments would not affect prior-year returns of any holder, except in the case of changes to any holder's distributive share. In lieu of passing through an adjustment to the holders of Units, the Partnership may elect to pay an imputed underpayment. The Partnership, and not the holders of Units, would be liable for any interest and penalties resulting from a tax adjustment.

     NOMINEE REPORTING. Persons who hold an interest in the Partnership as a nominee for another person are required to furnish to the Partnership:

     - the name, address and taxpayer identification number of the beneficial owners and the nominee;

     - whether the beneficial owner is (1) a person that is not a United States person, (2) a foreign government, an international organization or any wholly-owned agency or instrumentality of either of the foregoing or (3) a tax-exempt entity;

     - the amount and description of Units held, acquired or transferred for the beneficial owners; and

     - certain information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

     Brokers and financial institutions are required to furnish additional information, including whether they are a United States person and certain information on Units they acquire, hold or transfer for their own account. A Unitholder may have to pay a penalty of $50 per failure (up to a maximum of $100,000 per calendar year) for failure to report such information to the Partnership. The nominee must supply the beneficial owner of the Units with the information furnished to the Partnership.

     REGISTRATION AS A TAX SHELTER. The Code requires that "tax shelters" be registered with the Secretary of the Treasury. The Treasury Regulations interpreting the tax shelter registration provisions of the Code are extremely broad. The Partnership may not be subject to the registration requirement on the basis that (1) it does not constitute a tax shelter, or (2) it constitutes a projected income investment exempt from registration. However, the General Partner registered the Partnership as a tax shelter with the IRS when it was originally formed in the absence of assurance that the Partnership would not be subject to tax shelter registration and in light of the substantial penalties which might be imposed if registration was required and not undertaken. The Partnership's tax shelter registration number with the IRS is 9228900496. The Partnership will provide this number to every Unitholder with year-end tax information. ISSUANCE OF THE REGISTRATION NUMBER DOES NOT INDICATE THAT AN INVESTMENT IN THE PARTNERSHIP OR THE CLAIMED TAX BENEFITS HAVE BEEN REVIEWED, EXAMINED OR APPROVED BY THE IRS. The Partnership must furnish the registration number to the holder of Units, and a holder of Units who sells or otherwise transfers a Unit in a subsequent transaction must furnish the registration number to the transferee. The penalty for failure of the transferor of a Unit to furnish such registration number to the transferee is $100 for each such failure. The holder of Units must disclose the tax shelter registration number of the Partnership on any tax return on which any deduction, loss, credit or other benefit generated by the Partnership is claimed or income of the Partnership is included. Form 8271 is used to disclose tax shelter registration numbers. A holder of Units who fails to disclose the tax shelter registration number on such holder's tax return, without reasonable cause for such failure, may have to pay a $250 penalty for each such failure. Any penalties discussed in this prospectus are not deductible for federal income tax purposes.

     ACCURACY-RELATED PENALTIES. An additional tax equal to 20% of the amount of any portion of an underpayment of tax which is attributable to one or more of certain listed causes, including substantial understatements of income tax and substantial valuation misstatements, is imposed by the Code. A Unitholder will not have to pay a penalty with respect to any portion of an underpayment if it is shown that there was a reasonable cause for such portion and that the taxpayer acted in good faith with respect to such portion.

     A substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion:

     - is attributable to an item with respect to which there is, or was, "substantial authority" for the position taken on the return; or

     - is attributable to an item for which there was a reasonable basis for the tax treatment of the items and as to which the pertinent facts are disclosed on the return.

     Certain more stringent rules apply to "tax shelters," which term includes a partnership if a significant purpose of such entity is the avoidance or evasion of income tax. This term does not appear to include the Partnership. If any Partnership item of income, gain, loss, deduction or credit included in the distributive shares of Unitholders might result in such an "understatement" of income for which no "substantial authority" exists, the Partnership must disclose the pertinent facts on its return. In addition, the Partnership will make a reasonable effort to furnish sufficient information for holders of Units to make adequate disclosure on their returns to avoid liability for this penalty.

     A substantial valuation misstatement exists if the value of any property (or the adjusted basis of any property) claimed on a tax return is 200% or more of the amount determined to be the correct amount of such valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement is in excess of $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 400% or more than the correct valuation, the penalty imposed increases to 40%.

STATE, LOCAL AND OTHER TAXES

     Holders of Units may have to pay other taxes, such as:

     - state and local taxes;

     - unincorporated business taxes;

     - estate or inheritance taxes; or

     - intangible taxes

in the various jurisdictions in which the Partnership does business or owns property. Unitholders should consider state and local tax consequences of an investment in the Partnership. On December 31, 1998, the Partnership owned an interest in the Operating Partnerships, which owned property or conducted business in:

    - Arizona;

    - California;

    - Illinois;

    - Indiana;

    - Iowa;

    - Kansas;

    - Kentucky;

    - Louisiana;

    - Missouri;

    - Nebraska;

    - Nevada;

    - New Mexico;

    - Oregon;

    - South Carolina;

    - Texas;

    - Virginia; and

    - Wyoming.

     A holder of Units will likely have to file state income tax returns and/or pay taxes in most of these states and may be subject to penalties for failure to do so. Some of the states may require the Partnership to withhold a percentage of the distribution to a holder of Units that is not a resident of the state. Such amounts withheld, if any, which may be greater or less than a particular holder's income tax liability to the state, generally do not relieve the non-resident Unitholder from the obligation to file a state income tax return. Amounts withheld, if any, will be treated as if distributed to holders of Units for purposes of determining the amounts distributed by the Partnership. Based on current law and its estimate of future partnership operations, the General Partner does not anticipate withholding any material amount. In addition, an obligation to file tax returns or to pay taxes may arise in other states.

     The Partnership also owns, directly or indirectly, interests in several corporations which will be subject to state income tax on their income.

     Each prospective holder of Units should investigate the legal and tax consequences, under the laws of pertinent states or localities, of such investment in the Partnership. Further, each holder of Units must file all required state and local, as well as federal tax returns. Counsel has not rendered an opinion on the state and local tax consequences of an investment in the Partnership.

                                USE OF PROCEEDS

     We will use the net proceeds from the sale of the Units and Debt Securities for general business purposes, including debt repayment, future acquisitions, capital expenditures and working capital. We may change the potential uses of the net proceeds in a prospectus supplement.

                              PLAN OF DISTRIBUTION

     We may sell the Units or Debt Securities directly, through agents, or to or through underwriters or dealers (possibly including our affiliates). Read the prospectus supplement to find the terms of the Unit or Debt Securities offering, including:

     - the names of any underwriters, dealers or agents;

     - the offering price;

     - underwriting discounts;

     - sales agents' commissions;

     - other forms of underwriter or agent compensation;

     - discounts, concessions or commissions that underwriters may pass on to other dealers;

     - any exchange on which the Units or Debt Securities are listed.

     We may change the offering price, underwriter discounts or concessions, or the price to dealers when necessary. Discounts or commissions received by underwriters or agents and any profits on the resale of Units or Debt Securities by them may constitute underwriting discounts and commissions under the Securities Act of 1933.

     Unless we state otherwise in the prospectus supplement, underwriters will need to meet certain requirements before purchasing Units or Debt Securities. Underwriters may only purchase all of the Units or Debt Securities. Agents will act on a "best efforts" basis during their appointment. We will also state the net proceeds from the sale in the prospectus supplement.

     Any brokers or dealers that participate in the distribution of the Units or Debt Securities may be "underwriters" within the meaning of the Securities Act for such sales. Profits, commissions, discounts or concessions received by any such broker or dealer may be underwriting discounts and commissions under the Securities Act.

     When necessary, we may fix Unit or Debt Securities distribution using changeable, fixed prices, market prices at the time of sale, prices related to market prices, or negotiated prices.

     We may, through agreements, indemnify underwriters, dealers or agents who participate in the distribution of the Units or Debt Securities against certain liabilities including liabilities under the Securities Act. We may also provide funds for payments such underwriters, dealers or agents may be required to make. Underwriters, dealers and agents, and their affiliates may transact with us and our affiliates in the ordinary course of their businesses.

                           FORWARD LOOKING STATEMENTS

     Some information in this prospectus or any prospectus supplement may contain forward-looking statements. Such statements use forward-looking words such as "anticipate," "continue," "estimate," "expect," "may," "will," or other similar words. These statements discuss future expectations or contain projections. Specific factors which could cause actual results to differ from those in the forward-looking statements, include:

     - price trends and overall demand for natural gas liquids, refined petroleum products, carbon dioxide, and coal in the United States. Economic activity, weather, alternative energy sources, conservation and technological advances may affect price trends and demand;

     - if the Federal Energy Regulatory Commission or the California Public Utilities Commission changes our tariff rates;

     - our ability to integrate any acquired operations into our existing operations;

     - if railroads experience difficulties or delays in delivering products to our bulk terminals;

     - our ability to successfully identify and close strategic acquisitions and make cost saving changes in operations;

     - shut-downs or cutbacks at major refineries, petrochemical plants, utilities, military bases or other businesses that use our services;

     - the condition of the capital markets and equity markets in the United States; and

     - the political and economic stability of the oil producing nations of the world.

     In addition, our classification as a partnership for federal income tax purposes means that generally we do not pay federal income taxes on our net income. We do, however, pay taxes on the net income of subsidiaries that are corporations. We are relying on a legal opinion from our counsel, and not a ruling from the Internal Revenue Service, as to our proper classification for federal income tax purposes. See "Material Federal Income Tax Consequences."

     When considering forward-looking statements, you should keep in mind the risk factors described in "Risk Factors" above. The risk factors could cause our actual results to differ materially from those contained in any forward-looking statement. We disclaim any obligation to update the above list or to announce publicly the result of any revisions to any of the forward looking statements to reflect future events or developments.

     You should consider the above information when reading any forward looking statements in:

     - this prospectus;

     - documents incorporated in this prospectus by reference;

     - reports filed with the SEC;

     - press releases; or

     - oral statements made by us or any of our officers or other persons acting on our behalf.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read our SEC filings over the Internet at the SEC's website at http://www.sec.gov. You may also read and copy documents at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

     We also provide information to the NYSE because the Units are traded on the NYSE. You may obtain reports and other information at the offices of the NYSE at 20 Broad Street, New York, New York 10002.

     We provide an annual report to Unitholders of record within 90 days after the close of each calendar year. The annual report contains audited financial statements and a related report by our independent public accountants. We will also provide you with tax information within 90 days after the close of each taxable year.

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose to you important information contained in other documents filed with the SEC by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Information we later file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below:

     - annual report on Form 10-K for the year ended December 31, 1997;

     - quarterly reports on Form 10-Q for the quarters ended March 31, 1998, June 30, 1998 and September 30, 1998;

     - current report on Form 8-K dated March 5, 1998, as amended;

     - current report on Form 8-K dated November 6, 1998, as amended;

     - current report on Form 8-K dated January 13, 1999;

     - the description of the Units in our Registration Statement on Form S-1 (File No. 33-48142) filed on June 1, 1992 and any amendments or reports filed to update the description; and

     - all documents filed under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 between the date of this prospectus and the termination of the Registration Statement.

     If information in incorporated documents conflicts with information in this prospectus you should rely on the most recent information. If information in an incorporated document conflicts with information in another incorporated document, you should rely on the most recent incorporated document.

     You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

          Kinder Morgan Energy Partners, L.P.
          1301 McKinney Street, Suite 3450
          Houston, Texas 77010
          Attention: Carol Haskins
          (713) 844-9500.

     You should only rely on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are making offers of the securities only in states where the offer is permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

                                 LEGAL OPINIONS

     Morrison & Hecker L.L.P., our counsel, will issue an opinion for us about the legality of the Units and Debt Securities and the material federal income tax considerations regarding the Units. Any underwriter will be advised about other issues relating to any offering by their own legal counsel.

                                    EXPERTS

     The consolidated financial statements as of and for the year ended December 31, 1997 of the Partnership and its subsidiaries and the financial statements as of and for the year ended December 31, 1997 of Mont Belvieu Associates incorporated in this prospectus by reference to the Partnership's Annual Report on Form 10-K for the year ended December 31, 1997, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The consolidated financial statements of the Partnership and its subsidiaries and the financial statements of Mont Belvieu Associates as of December 31, 1996 and for the two years ended December 31, 1996 included in the Partnership's Annual Report on Form 10-K for the year ended December 31, 1997 and incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

     The consolidated financial statements of Santa Fe as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997 incorporated in this prospectus by reference to the Partnership's Current Report on Form 8-K, dated March 5, 1998, as amended, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The balance sheet of the general partner as of December 31, 1997, incorporated by reference in the registration statement of which this prospectus is a part, has been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                        55,000 barrel normal butane
         [Picture]                      spheres located at Kinder Morgan's
                                        Morris, Illinois facility


Aerial view of Kinder Morgan's
Morris, Illinois facility, which
includes butane spheres, propane                    [Picture]
and propylene bullet tanks, and an
underground ethane storage cavern


                                        Dump bridge located at Kinder Morgan's
                                        Grand Rivers Terminal, a modern coal
         [Picture]                      storage, blending and transfer facility
                                        located on the Tennessee-Tombigbee River near Paducah, Kentucky


Railcar unloading and storage
facility at Kinder Morgan's                         [Picture]
Grand Rivers Terminal

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     No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement and accompanying prospectus. You must not rely on any unauthorized information or representations. This prospectus supplement is an offer to sell only the units offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement and accompanying prospectus is current only as of its date.

                             ---------------------

                               TABLE OF CONTENTS

                                       Page
                                       ----
           Prospectus Supplement
Prospectus Supplement Summary........   S-1
Use of Proceeds......................  S-12
Capitalization.......................  S-12
Price Range of Common Units and
  Distributions......................  S-13
Recent Tax Developments..............  S-14
Underwriting.........................  S-15
Experts..............................  S-17
Legal Matters........................  S-17
Forward-Looking Statements...........  S-18

                Prospectus
Risk Factors.........................     2
The Partnership......................     8
Ratio of Earnings to Fixed Charges...     8
Description of Debt Securities.......     9
Description of Common Units..........    19
Material Federal Income Tax
  Considerations.....................    20
Use of Proceeds......................    41
Plan of Distribution.................    41
Forward-Looking Statements...........    42
Where You Can Find More
  Information........................    43
Legal Opinions.......................    44
Experts..............................    44

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                             4,500,000 Common Units
                     Representing Limited Partner Interests

                              [Kinder Morgan Logo]

                         ------------------------------

                             PROSPECTUS SUPPLEMENT

                         ------------------------------

                              GOLDMAN, SACHS & CO.

                            PAINEWEBBER INCORPORATED

                              SALOMON SMITH BARNEY

                      Representatives of the Underwriters

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